EXPLANATORY NOTE

Due to a printer’s error, the form of prospectus we filed on March 27, 2007 under Rule 424(b)(5), which was intended to consist of a preliminary prospectus dated March 26, 2007, consisted instead of a draft of the final prospectus. We are filing the preliminary prospectus herewith, which is intended to supersede the form of prospectus filed in error on March 27, 2007. We filed the final prospectus under Rule 424(b)(2) on March 28, 2007.

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-141218

Subject to completion, dated March 26, 2007

Prospectus Supplement

(to Prospectus dated March 12, 2007)

US$                        % Senior Notes due

US$                 Senior Floating Rate Notes due

BHP Billiton Finance (USA) Limited

Fully and unconditionally guaranteed by

BHP Billiton Plc and BHP Billiton Limited

BHP Billiton Finance (USA) Limited is selling US$             aggregate principal amount of             % senior notes due              and US$             aggregate principal amount of senior floating rate notes due             . BHP Billiton Finance (USA) will pay interest on the senior notes on              and              of each year, beginning on              2007. BHP Billiton Finance (USA) will pay interest on the senior floating rate notes on             ,             ,              and              of each year, beginning on              2007.

The notes will be issued by BHP Billiton Finance (USA) and will be guaranteed by each of BHP Billiton Limited, an Australian corporation, and BHP Billiton Plc, an English public limited company. The notes will rank equally in right of payment with all the issuer’s other unsecured and unsubordinated debt obligations. The guarantees will rank equally in the right of payment with each guarantor’s other unsecured and unsubordinated debt obligations.

BHP Billiton Finance (USA) will make payments of principal and interest on the notes free and clear of, and without withholding or deduction for, any Australian and United Kingdom taxes. In the event that payments of principal and interest on the notes become subject to Australian or United Kingdom withholding tax, BHP Billiton Finance (USA) will pay additional amounts so that the amount received by holders of notes after withholding tax will equal the amount that would have been received had no withholding tax been applicable, subject to some exceptions described in the attached prospectus. In the event that changes in withholding tax law, treaties or interpretations require BHP Billiton Finance (USA) to pay these additional amounts, it may redeem the notes before their stated maturity at a price equal to 100% of their principal amount plus accrued interest to, but not including, the redemption date.

See “Risk Factors” beginning on page 1 of the attached prospectus for a discussion of material risks that you should consider before deciding whether to invest in the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

	Price to Investors	Underwriters’ Discount	Proceeds to the Issuer (before expenses)
Per % senior note due	%	%	%
Per senior floating rate note due	%	%	%
Total	$	$	$

Interest on the notes will accrue from the delivery date.

The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes in book-entry form through the facilities of The Depository Trust Company and its participants, including Euroclear and Clearstream, Luxembourg on or about             , 2007.

Banc of America Securities LLC	JPMorgan

March             , 2007.

You should read this prospectus supplement along with the prospectus that follows. Both documents contain information you should consider when making your investment decision. You should rely on the information contained in or incorporated by reference into this prospectus supplement and the attached prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone does provide you with different or inconsistent information, you may not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the attached prospectus is accurate only as of the date on the bottom of the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

About this prospectus supplement

In this prospectus supplement, the terms “we”, “our”, “us”, “BHP Billiton” and “BHP Billiton Group” refer to BHP Billiton Limited and BHP Billiton Plc, together with their respective subsidiaries (including the issuer). “BHP Billiton Plc Group” refers to the group that is BHP Billiton Plc and its subsidiary companies. “BHP Billiton Limited Group” refers to the group that is BHP Billiton Limited and its subsidiary companies. “BHP Billiton Plc” refers to the parent entity that was formerly Billiton Plc before the implementation of the dual listed company structure and “BHP Billiton Limited” refers to the parent entity that was formerly BHP Limited before the dual listed company structure. We refer to BHP Billiton Finance (USA) Limited as “BHP Billiton Finance (USA)” or the “issuer”. We refer to BHP Billiton Limited and BHP Billiton Plc together as the “guarantors”.

This prospectus supplement contains the terms for this offering of notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the attached prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the information in the accompanying prospectus, then the information in this prospectus supplement, or incorporated by reference in this prospectus supplement, will apply and will supersede that information in, or incorporated by reference into, the accompanying prospectus. Capitalized terms used but not defined in this prospectus supplement have the meanings given to those terms in the accompanying prospectus.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to under “Where You Can Find More Information About the BHP Billiton Group” in the attached prospectus.

Summary

The BHP Billiton Group

We are the world’s largest diversified resources group with a combined market capitalization of approximately US$115.7 billion as of January 31, 2007 and we generated revenue, together with our share of jointly controlled entities’ revenue and profit attributable to members of BHP Billiton of US$39.1 billion and US$10.5 billion respectively for the fiscal year ended June 30, 2006.

Since June 2001, we have operated under a Dual Listed Companies (DLC) structure. Under the DLC structure, the two parent companies, BHP Billiton Limited (formerly BHP Limited, and before that The Broken Hill Proprietary Company Limited) and BHP Billiton Plc (formerly Billiton Plc), operate as a single economic entity, run by a unified Board and management team.

We divide our business into nine business units, or Customer Sector Groups (CSGs):

•	Petroleum, which explores for, produces, processes and markets hydrocarbons including oil, gas and liquefied natural gas;

•	Aluminium, which explores for and mines bauxite and processes and markets aluminium and alumina;

•	Base Metals, which explores for, mines, processes and markets copper, silver, zinc, lead, uranium, and copper by-products including gold and molybdenum;

•	Diamonds and Specialty Products, which explores for and mines diamonds and titanium minerals, and formerly included our recently-sold fertiliser operations;

•	Stainless Steel Materials, which explores for, mines, processes and markets nickel, which is used in the production of stainless steel;

•	Iron Ore, which explores for, mines, processes and markets iron ore;

•	Manganese, which explores for, mines, processes and markets manganese, which is also used in the production of carbon steel;

•	Metallurgical Coal, which explores for, mines, processes and markets metallurgical coal, which is used in the production of carbon steel; and

•	Energy Coal, which explores for, mines, processes and markets energy coal for use in electricity generation.

Iron Ore, Manganese and Metallurgical Coal, which prior to July 1, 2006 were reported as the Carbon Steel Materials CSG, are now reported as separate CSGs.

In addition to the nine CSGs, we also have a minerals exploration group, a technology group and a freight, transport and logistics operation.

Recent developments

CEO retirement

On February 7, 2007, our Chief Executive Officer, Mr. Chip Goodyear, announced that he will retire from BHP Billiton by the end of the 2007 calendar year. Mr. Goodyear will continue to lead the company until a replacement is in place. The Board will consider both internal and external replacements for Mr. Goodyear.

Capital management

On February 7, 2007, we announced a US$10 billion increase to the US$3 billion capital management program we announced in August 2006. This amount will be returned to shareholders over the next 18 months through a series of share buy-backs. We are currently undertaking a A$3.5 billion (US$2.8 billion) off-market buy-back of BHP Billiton Limited shares, under which we will repurchase 141.1 million shares at a price of A$24.81 per share. The 141.1 million shares to be repurchased represent 2.42 per cent of the issued share capital of the BHP Billiton Group and 4.03 per cent of BHP Billiton Limited. The purchase price represents a discount of 14 per cent to the volume weighted average market price of the shares over the five trading days up to and including March 23, 2007, the last day of the tender period. We expect to complete the purchase of the shares on April 2, 2007. In addition, since we announced the program in August, we have returned approximately US$1.9 billion through a series of on-market buy-backs of BHP Billiton Plc shares. We intend to fund the capital management program from cash and borrowings. We expect that our gearing will increase as a result of the capital management program but do not expect that it will compromise our “A” credit rating or our ability to fund our pipeline of organic growth projects.

Increased project budgets and schedules

Since we filed our annual report on Form 20-F, we have announced increased budgets and/or schedules for the following projects:

	Reported in 2006 Form 20-F		As at the date of this Prospectus Supplement
Project and ownership percentage	Share of approved capex (US$ millions)	Initial production target date (Calendar year)	Share of approved capex (US$ millions)		Initial production target date (Calendar year)

Alumar—Refinery Expansion (Aluminium) 36%	518	Mid 2008	725		Q2 2009
Ravensthorpe Nickel (Stainless Steel Materials) 100%	1,340	Q2 2007	2,200		Q1 2008
Yabulu Extension (Stainless Steel Materials) 100%	460	Q3 2007	556		Q1 2008
Atlantis South (Petroleum) 44%	1,115	Under review	1,500	(1)	H2 2007	(1)
North West Shelf 5th Train (Petroleum) 16.67%	250	Late 2008	300		Late 2008

1.	The schedule and capex for Atlantis South remain subject to review; but we estimate a capital cost of approximately US$1.5 billion.

In addition, we are currently experiencing some cost pressure at our Neptune and Stybarrow developments (Petroleum).

Euro bond issuance

On February 26, 2007, we issued and sold €600 million of 4.375% Euro Bonds due February 2014 and €600 million of 18 month Floating Rate Notes due August 2008. We used the proceeds to refinance commercial paper.

Acquisition of Genghis Khan

On February 1, 2007, we announced the completion of the purchase from Anadarko Petroleum of the Genghis Khan oil and gas development in the deepwater Gulf of Mexico. The transaction, which was first announced in November 2006, closed for US$1.326 billion, with our net share being US$583 million. Genghis Khan was discovered in 2005 on Green Canyon Block 652. The field is part of the same geological structure as the Shenzi project, which the company sanctioned for development last year. We are the operator both at Shenzi and Genghis Khan and hold a 44 percent interest. Co-venturers are Hess Corporation and Repsol YPF, each with 28%.

Rapid Growth Project 4

On March 23, 2007, we announced approval for the Rapid Growth Project 4 (RGP4), which will increase system capacity across our Western Australian iron ore operations to 155 million tonnes per annum (Mtpa). Initial production is expected to commence in the first half of the 2010 calendar year.

We have approved capital expenditure of US$1.85 billion for our share of the project, which includes development of a new crushing and screening plant, as well as additional stockyards, car dumping and train loading facilities at Mt Whaleback. Infrastructure upgrades will also be implemented at satellite orebodies and the rail and port operations.

The issuer

BHP Billiton Finance (USA) Limited, a corporation organized under the laws of the Commonwealth of Australia, is a wholly-owned finance subsidiary of BHP Billiton Limited. BHP Billiton Finance (USA) was formed for the purpose of borrowing on behalf of the BHP Billiton Group and advancing the net proceeds of such borrowings to members of the BHP Billiton Group. The principal executive offices of BHP Billiton Finance (USA) are located at 180 Lonsdale Street, Melbourne, Victoria 3000, Australia. The issuer’s telephone number is 011-61-3-9609-3333.

BHP Billiton Finance (USA) is empowered under its Constitution to borrow or raise money in such manner as it sees fit and in particular by the issue of debentures or other securities, such as the notes.

The offering

Notes Being Offered	% Senior Notes due (the “fixed rate notes”) and Senior Floating Rate Notes due (the “floating rate notes” and, together with the fixed rate notes, the “notes”).

Issuer	BHP Billiton Finance (USA) Limited.

Guarantors	BHP Billiton Plc and BHP Billiton Limited.

Principal Amount	Fixed rate notes: US$ aggregate principal amount.
Floating rate notes: US$ aggregate principal amount.

Issue Price	Fixed rate notes:

Floating rate notes:

Maturity Date	Fixed rate notes:

Floating rate notes:

Interest Rate	The fixed rate notes will bear interest at the rate of % per year from based upon a 360-day year consisting of twelve 30-day months.

The floating rate notes will bear interest at a rate per year, reset quarterly, equal to LIBOR plus %, as determined by the Calculation Agent.

Interest Payment Dates	Interest on the fixed rate notes will be payable semi-annually on and of each year, commencing 2007. The record dates for interest payments will be and .

Interest on the floating rate notes will be payable quarterly on each of , , and of each year, beginning , 2007. The record dates for interest payments will be , , and .

Ranking

The notes will be unsecured obligations of BHP Billiton Finance (USA) and will rank equally in right of payment with all other unsecured and unsubordinated debt obligations of BHP Billiton Finance (USA), and the guarantees will be unsecured obligations of BHP Billiton Plc and BHP Billiton Limited and will rank equally in right of payment with all other unsecured and unsubordinated debt obligations of BHP Billiton Plc and BHP Billiton Limited, except, in each case, indebtedness given preference by applicable law.

Use of Proceeds

We anticipate the net proceeds from the issue and sale of the notes, after deducting underwriting discounts and commissions and our estimated expenses, will be approximately US$            . We intend to use the net proceeds from the offering of the notes for general corporate purposes. See “Use of Proceeds”.

Further Issues

We may from time to time, without notice to or the consent of the holders of the notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes in all respects, as described more fully in “Description of Debt Securities That We May Offer—Default and Related Matters—Further Issues” on page 24 in the attached prospectus.

Additional Amounts

In the event that certain Australian or United Kingdom withholding taxes are required to be withheld or deducted from payments on the notes or guarantees, we will, subject to some exceptions, pay such additional amounts as will result, after deduction or withholding of such taxes, in the payment of the amounts which would have been payable in respect of the notes or guarantees had no such withholding or deduction been required. See “Description of Debt Securities That We May Offer—Special Situations—Payment of Additional Amounts” on page 17 in the attached prospectus.

Optional Redemption for Tax Reasons

The notes may be redeemed at our option in whole but not in part, at the principal amount thereof plus accrued interest and any additional amounts due on the date fixed for redemption if certain events occur that would cause us to become obligated to pay additional amounts as described under “Description of Debt Securities That We May Offer—Special Situations—Optional Tax Redemption” on page 16 in the attached prospectus.

The notes may not otherwise be redeemed at our option or at the option of the holders at any time prior to their maturity.

Form, Denomination and Registration of Notes

We will issue the notes as global notes registered in the name of The Depository Trust Company (DTC) or its nominee. Investors may hold book-entry interests in a global note through organizations that participate, directly or indirectly, in the DTC system. Book-entry interests in the global notes and all transfers relating to the global notes will be reflected in the book-entry records of DTC or its nominee. Book-entry interests in the notes will be issued in minimum denominations of US$2,000 and in integral multiples of US$1,000.

Clearance and Settlement

The distribution of the notes will be cleared through DTC. Any secondary market trading of book-entry interests in the notes will take place through DTC participants, including Euroclear and Clearstream, Luxembourg and will settle in same-day funds through DTC’s same-day funds settlement system. The CUSIP number for the fixed rate notes is             . The CUSIP number for the floating rate notes is             .

Restrictive Covenants

We have agreed to observe covenants, including covenants as to limitation on the incurrence of liens and limitations on sale and leaseback transactions. See “Description of Debt Securities That We May Offer—Restrictive Covenants” on page 19 in the attached prospectus.

Trustee and Calculation Agent	The Bank of New York is the trustee under the indenture, dated as of April 17, 2003, and will act as Calculation Agent with respect to the floating rate notes.

Governing Law	The notes, guarantees and indenture will be governed by New York law.

Risk Factors

Prospective purchasers of the notes should consider carefully all of the information set forth in, or incorporated by reference in, this prospectus supplement and, in particular, the information set forth under “Risk Factors” on page 1 in the attached prospectus, before deciding whether to make an investment in the notes.

Use of proceeds

We anticipate the net proceeds from the issue and sale of the notes, after deducting underwriting discounts and commissions and our estimated expenses, will be approximately US$             billion. We will use the net proceeds from the offering of the notes for general corporate purposes.

Capitalization and indebtedness

The following tables set out the capitalization of the BHP Billiton Group at December 31, 2006 and as adjusted to give effect to this offering and the application of the proceeds thereof, in accordance with IFRS. On February 26, 2007, we issued €1.2 billion of Euro bonds and used the proceeds to repay commercial paper. See “Summary—Recent Developments—Euro Bond Issuance”. Under IFRS, both the Euro bonds and the repaid commercial paper would be recorded under Long-term debt—Other unsecured” in the following table. On February 7, we announced a US$10 billion increase to the US$3 billion capital management program we announced in August 2006. This amount will be returned to shareholders over the next 18 months through a series of share buy-backs, which we will fund from cash and borrowings. As part of this program, on April 2, 2007, we expect to complete the repurchase of US$2.8 billion of BHP Billiton Limited shares in an off-market buy-back. See “Summary—Recent Developments—Capital Management”.

	At December 31, 2006
(in US$ millions)	Actual	As Adjusted

		(unaudited)
Amounts in Accordance with IFRS
Short-term debt	1,386

Long-term debt
% Senior Notes due	—
% Senior Floating Rate Notes due	—
Other unsecured	7,189
Secured	54

Total long-term debt	7,243

Equity
Share capital(1)
BHP Billiton Limited	1,498
BHP Billiton Plc	1,234
Share premium account	518
Treasury shares	(1,768)
Reserves	492
Profit and loss account	26,006

Total equity	27,980

Total capitalization	36,609

(1)	The amount of issued capital yet to be paid at December 31, 2006 was A$3 million for BHP Billiton Limited and nil for BHP Billiton Plc.

Selected consolidated financial information

The selected financial information for BHP Billiton reflects the combined operations of both BHP Billiton Limited and BHP Billiton Plc. BHP Billiton Limited and BHP Billiton Plc each reports, as its primary financial statements under the requirements of the Securities and Exchange Commission, the BHP Billiton Group’s consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) and presented in US dollars. The BHP Billiton Group’s financial statements were prepared in accordance with IFRS for the first time in the 2006 fiscal year, and, as such, the basis of preparation is different to that of prior periods. The comparative financial information for the 2005 fiscal year has been restated in accordance with IFRS. Details of the principal differences between IFRS and US generally accepted accounting principles, or US GAAP, are set forth in note 39 ‘US Generally Accepted Accounting Principles disclosures’ in the financial statements in our annual report on Form 20-F for the 2006 fiscal year filed on September 25, 2006.

The selected consolidated financial information for the BHP Billiton Group set forth below as at and for the fiscal years ended June 30, 2006 and 2005 should be read in conjunction with and is qualified in its entirety by reference to the audited BHP Billiton Group annual financial statements and the accompanying notes included in our annual report on Form 20-F for the fiscal year ended June 30, 2006, filed with the SEC on September 25, 2006 and amended on December 18, 2006. The selected unaudited consolidated interim financial information set forth below as of and for the six months ended December 31, 2006 and 2005 should be read in conjunction with and is qualified in its entirety by reference to the interim financial information for such periods furnished to the SEC on Form 6-K on March 12, 2007 and incorporated by reference herein.

	Half Year ended December 31,		Year ended June 30,
(US$ millions except per share data)	2006	2005	2006	2005

Consolidated Income Statement
Amounts in accordance with IFRS
Revenue together with share of jointly controlled entities’ revenue	22,113	18,080	39,099	31,150
Less: share of jointly controlled entities’ external revenue included above	(3,610)	(2,880)	(6,946)	(4,428)

Revenue	18,503	15,200	32,153	26,722

Profit from operations	8,519	6,259	14,671	9,271
Profit attributable to members of BHP Billiton Group	6,168	4,364	10,450	6,396

Dividends per ordinary share—paid during the period (US cents)	18.5	14.5	32.0	23.0
Dividends per ordinary share—declared in respect of the period (US cents)	20.0	17.5	36.0	28.0
Earnings per ordinary share (basic) (US cents)(a)	103.9	72.1	173.2	104.4
Earnings per ordinary share (diluted) (US cents)(a)	103.8	71.9	172.4	104.0

Number of ordinary shares (millions)
—At period end	5,965	6,058	5,964	6,056
—Weighted average	5,934	6,055	6,035	6,124
—Diluted	5,955	6,081	6,066	6,156

	Year ended June 30,
(US$ millions except per share data)	2006	2005	2004	2003	2002

Consolidated Income Statement
Amounts in accordance with US GAAP(b)
Sales revenue	32,153	26,722	22,887	15,608	13,552
Operating income	9,043	6,554	3,489	2,780	1,698
Net income—total	9,783	6,388	2,716	1,581	1,249
Net income—from continuing operations	9,783	6,388	2,716	1,576	1,513
Net (loss)/income—from discontinued operations	—	—	—	5	(264)

Per Ordinary Share:
Net income attributable to members
Basic—from continuing operations (US cents)	159.7	104.3	43.7	25.5	25.1
Diluted—from continuing operations (US cents)	158.9	103.7	43.5	25.4	25.0
Basic—from discontinued operations	—	—	—	—	(4.4)
Diluted—from discontinued operations	—	—	—	—	(4.4)
Basic—total (US cents)	159.7	104.3	43.7	25.5	20.7
Diluted—total (US cents)	158.9	103.7	43.5	25.4	20.6

Per American Depositary Share:
Net income attributable to members
Basic—total (US cents)	319.4	208.6	87.4	51.0	41.4
Diluted—total (US cents	317.8	207.4	87.0	50.8	41.2

	As at December 31,		As at June 30,
(US$ millions)	2006	2005	2006	2005

Consolidated Balance Sheet
Amounts in accordance with IFRS
Total assets	51,740	44,278	48,516	41,843
Total non-current portion of interest bearing liabilities	7,243	8,427	7,648	8,651
Contributed equity	3,250	3,380	3,242	3,363
Equity attributable to members	27,980	21,140	24,218	17,575

	As at June 30,
(US$ millions)	2006	2005	2004	2003	2002

Consolidated Balance Sheet
Amounts in accordance with US GAAP
Total assets—total	53,317	46,861	36,675	35,001	35,795
Total assets—of continuing operations	53,317	46,861	36,675	35,001	33,023
Equity attributable to members	27,839	22,004	18,802	16,832	17,147

(a)	The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares outstanding during the period of BHP Billiton Plc and BHP Billiton Limited after deduction of the number of shares held by the Billiton share repurchase scheme and the Billiton Employee Share Ownership Trust, the BHP Performance Share Plan Trust and the BHP Bonus Equity Plan Trust and adjusting for the BHP Billiton Limited bonus share issue. Included in the calculation of fully diluted earnings per share are shares and options contingently issuable under employee share ownership plans.

(b)	On July 1, 2005, we changed our US accounting policy for pension and other post retirement benefits. Details of the impact on the fiscal year ended June 30, 2006 and pro forma disclosures for the fiscal year ended June 30, 2005 had the policy been applied, are set out in note 39 ‘US Generally Accepted Accounting Principles disclosures’ in the financial statements in our annual report on Form 20-F for the 2006 fiscal year. Had the change in policy been applied to previous years, the impact on net income would not have been material in the fiscal years ended June 30, 2004 or 2003, and would have had an impact of US$200 million in the fiscal year ended June 30, 2002. The impact on earnings per share would have been an increase of 0.6 US cents per share in the fiscal year ended June 30, 2004 and decreases of 1.4 and 3.3 US cents per share in the fiscal years ended June 30, 2003 and 2002 respectively.

Description of notes

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the debt securities set forth in the attached prospectus. See “Description of Debt Securities That We May Offer” beginning on page 8 of the attached prospectus. To the extent the following description is inconsistent with that set forth in the attached prospectus, the following description replaces that in the attached prospectus.

General

The fixed rate notes will be issued in an initial aggregate principal amount of US$             and will mature on             . The floating rate notes will be issued in an aggregate principal amount of US$             and will mature on             . Book-entry interests in the notes will be issued in minimum denominations of US$2,000 and in integral multiples of US$1,000. The notes and guarantees will be governed by New York law.

The notes will be unsecured, unsubordinated indebtedness of BHP Billiton Finance (USA) Limited and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

BHP Billiton Plc and BHP Billiton Limited each will unconditionally guarantee on an unsubordinated basis the due and punctual payment of interest on and principal of the notes, when and as any such payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of the notes will be unsecured, unsubordinated obligations of BHP Billiton Plc and BHP Billiton Limited. The guarantees will rank equally with all other unsecured and unsubordinated indebtedness of BHP Billiton Plc and BHP Billiton Limited from time to time outstanding. Because BHP Billiton Plc and BHP Billiton Limited are holding companies, the notes will effectively be subordinate to any indebtedness of each of their subsidiaries.

The corporate trust office of the trustee in the City of New York is currently designated as the principal paying agent. We may at any time designate additional paying agents or rescind the designation of paying agents or approve a changing in the office through which any paying agent acts.

Payment of principal of and interest on the notes, so long as the notes are represented by global notes, as discussed below, will be made in immediately available funds. Beneficial interests in the global notes will trade in the same-day funds settlement system of The Depository Trust Company (DTC) and secondary market trading activity in such interests will therefore settle in same-day funds.

Interest

Fixed rate notes

The fixed rate notes notes will bear interest at the applicable rate per annum shown on the cover page of this prospectus supplement, payable semi-annually in arrears on              and              of each year, commencing             , 2007. The regular record dates for payments of interest will be              and             . Interest on the fixed rate notes will be computed on the basis of a 360-day year of twelve 30-day months.

Floating rate notes

The floating rate notes will bear interest at a rate per annum, reset quarterly, equal to LIBOR plus         %, as determined by the calculation agent (the “Calculation Agent”), which shall initially be The Bank of New York. Interest on the floating rate notes is payable quarterly in arrears on             ,             ,              and             , commencing             , 2007. The regular record dates for payments of interest will be             ,             ,              and             .

Set forth below is a summary of certain of the defined terms used in the terms of the floating rate notes:

“Determination Date,” with respect to an Interest Period, will be the second London Banking Day preceding the first day of such Interest Period.

“Interest Period” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the date of issuance of the floating rate notes and end on and include             , 2007.

“LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Reuters LIBOR01 Page as of 11:00 a.m., London time, on the Determination Date. If Reuters LIBOR01 Page does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent (at the written direction of the Company), to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent (at the written direction of the Company), to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period or in the case of the first Interest Period,             % per year.

“London Banking Day” is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

“Reuters LIBOR01 Page” means the display so designated on the Reuters 3000 Xtra (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purpose of displaying rates or prices comparable to the London Interbank Offered rate for U.S. dollar deposits).

Interest on the floating rate notes will be calculated on the basis of a 360 day year and the actual number of days in the Interest Period in which it accrues.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the floating rate notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The Calculation Agent will, upon the request of the holder of any floating rate note, provide the interest rate then in effect with respect to the floating rate notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Issuer, the Guarantors and the holders of the floating rate notes.

Tax redemption

In the event of various tax law changes after the date of this prospectus supplement and other limited circumstances that would require us to pay additional amounts as described in the attached prospectus on page 17 under “Description of Debt Securities That We May Offer—Special Situations—Payment of Additional Amounts”, BHP Billiton Finance (USA), BHP Billiton Plc or BHP Billiton Limited may call all, but not less than all, of the notes for redemption. This means we may repay the notes early. Our ability to redeem the notes is discussed in greater detail on page 16 of the attached prospectus under “Description of Debt Securities That We May Offer—Special Situations—Optional Tax Redemption”. If we call the notes as a result of such tax law changes, we must pay 100% of their principal amount. We will also pay the holders accrued interest if we have not otherwise paid interest through, but not including, the redemption date. Notes will stop bearing interest on the redemption date, even if the holders do not collect their money.

In either of the situations discussed above, we will give notice to DTC of any redemption we propose to make at least 30 days, but not more than 60 days, before the redemption date. Notice by DTC to participating institutions and by these participants to street name holders of indirect interests in the notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements

Defeasance and discharge

We may release ourselves from any payment or other obligations on the notes as described under “Description of Debt Securities That We May Offer—Defeasance and Covenant Defeasance—Defeasance and Discharge” on page 22 of the attached prospectus.

Trustee

The trustee under the indenture governing the notes is The Bank of New York. See “Description of Debt Securities That We May Offer” on page 8 in the attached prospectus for a description of the trustee’s duties generally and the procedures and remedies available to it in the event of a default under the notes.

Underwriting

Underwriting agreement

We have entered into an underwriting agreement dated March     , 2007 relating to the notes and the guarantees with the underwriters for the offering named below. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amounts of the notes indicated in the following table at the price to investors less the underwriters’ discount set forth on the cover page of this prospectus supplement.

Underwriters	Principal Amount of fixed rate Notes		Principal Amount of floating rate Notes

Banc of America Securities LLC	US$		US$
J.P. Morgan Securities Inc.

Total		US$		US$

Banc of America Securities LLC and J.P. Morgan Securities Inc. are the joint book-runners for the offering of the notes.

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes included in this offering are subject to the following conditions:

•	delivery of customary executed documentation to the underwriters prior to the closing of the offering;

•

prior to the closing of the offering, there not having been any material adverse change affecting our condition, earnings, business or operations from those set forth in this prospectus supplement, including a downgrading in our credit rating; and

•	between the date of the underwriting agreement and the closing of the offering, certain market-related events not having occurred, such as the following:

•	a suspension in trading on the New York Stock Exchange or American Stock Exchange;

•	a general moratorium on commercial banking activities declared by the U.S. federal or New York state authorities;

•	an outbreak or escalation of hostilities or a declaration by the United States of a national emergency or war; or

•	a material adverse change in general economic, political or financial conditions.

The underwriters are obligated to purchase all the notes if they purchase any of the notes. The underwriting agreement does not provide for any increase in the aggregate principal amount of the notes being offered in this offering. However, we may issue further notes. See the section entitled “Description of Debt Securities That We May Offer—Default and Related Matters—Further Issues” on page 24 in the attached prospectus.

The issuer and the guarantors have jointly and severally agreed to indemnify the several underwriters against various liabilities, including liabilities under the Securities Act of 1933.

The distribution

We have been advised by the underwriters that they propose initially to offer some of the notes to the public at the prices to investors set forth on the cover page of this prospectus supplement. After the initial public offering, the prices to investors may be changed by the underwriters at their own initiative.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the prices to investors set forth on the cover page of this prospectus supplement.

No assurance can be given as to the liquidity of, or the trading markets for, the notes. We have been advised by the underwriters that they intend to make a market in the notes, but they are not obligated to do so and may discontinue such market-making at any time without notice.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the prices of the notes may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue the activities at any time. These transactions may be effected in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately US$340,000.

The underwriters and their affiliates have performed certain investment banking and advisory and general financing and banking services for us from time to time for which they have received customary fees and expenses. In the ordinary course of business, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking or investment banking transactions with us and our affiliates or have performed, and may in the future perform, other financial services for all or any part of us and our affiliates.

No prospectus or other disclosure document in relation to the notes has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Each underwriter has represented and agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the notes for issue or sale in Australia, including an offer or invitation which is received by a person in Australia; and

(b) has not distributed or published, and will not distribute or publish, the prospectus supplement or prospectus or any other offering material or advertisement relating to the notes in Australia,

unless, in either case (a) or (b):

(c) the minimum aggregate consideration payable by each offeree is at least A$500,000, disregarding moneys lent by the offeror or its associates, or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Australian Corporations Act; and

(d) such action complies with all applicable laws and regulations.

Each of the underwriters has severally represented, warranted and agreed that:

(a) (i) it is a person whose ordinary activities involve it acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (FSMA) by the issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer or the guarantors; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed severally and not jointly, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (Relevant Implementation Date), it has not made and will not make an offer of the notes to the public in that Relevant

Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000; and (3) an annual turnover of more than € 50,000,000 as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the issuer or any guarantor of a prospectus pursuant to Article 3 of the Prospective Directive.

For the purposes of this provision, the expression “offer of the notes to the public” in relation to any of the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered to as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Banc of America Securities LLC and J.P. Morgan Securities Inc. have agreed, severally and not jointly, that they will ensure that the underwriters offer the notes (i) to at least 10 persons, each of whom is carrying on a business of providing finance or investing or dealing in securities in the course of operating in a financial market, and is not known to be an associate (as defined in section 128F(9) of the Income Tax Assessment Act 1936 of Australia (Australian Tax Act)) of any other persons to whom the offer is made by the underwriter under this section; or (ii) in such other manner as which satisfies section 128F(3) of the Australian Tax Act. Such offers will be made within 30 days of the underwriters being unconditionally obliged to offer the notes for sale.

Each underwriter has represented and warranted that it is and will be acting as an underwriter in the course of carrying on a business of providing finance, or investing or dealing in securities in the course of operating in financial markets and, except as disclosed to the issuer, it is not, so far as it is aware, an “associate” of any other underwriter within the meaning of the Australian Tax Act.

Each underwriter has represented and agreed that, in connection with the primary distribution of the notes, it will not (directly or indirectly) sell notes to any person if, at the time of such sale, any employee of the underwriter making the offer, effecting the sale or otherwise directly involved in the sale knew or had reasonable grounds to suspect that, as a result of such sale, any notes (or an interest in any notes) was being, or would be, acquired (directly or indirectly) by an Offshore Associate (as defined below) other than in the capacity of a dealer, manager or underwriter in relation to the placement of those notes or in the capacity of a clearing house, custodian, funds manager or responsible entity of an Australian registered scheme. For the avoidance of doubt, if an underwriter does not know, or does not have reasonable grounds to suspect, that a person is an associate of the issuer or one of the guarantors, nothing in this paragraph obliges that underwriter to make positive inquiries of that person to confirm that person is not an Offshore Associate. In this paragraph, “Offshore Associate” means an associate (as defined in section 128F(9) of the Australian Tax Act) of the issuer or one of the guarantors that is either a non-resident of Australia that does not acquire the notes in carrying on a business at or through a permanent establishment in Australia, or a resident of Australia that acquires the notes at or through a permanent establishment outside Australia.

The notes are offered in a global offering for sale in those jurisdictions in the United States, Europe, Australia and elsewhere where it is lawful to make such offers.

We are not aware that any of our major shareholders, directors or executive officers intend to subscribe for notes in this offering or that any person intends to subscribe for more than 5% of the aggregate principal amount of the notes offered in this offering.

Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that (1) will result in compliance with the applicable laws and regulations thereof and (2) will not impose any obligations on us except as set forth in the underwriting agreement.

The address of Banc of America Securities LLC, one of the joint book-runners, is 9 West 57th Street, New York, New York 10019. The address of J.P. Morgan Securities Inc., the other joint book-runner, is 270 Park Avenue, New York, New York 10017.

Legal matters

The validity of the notes and guarantees will be passed upon for the BHP Billiton Group by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York as to certain matters of New York law. The validity of the notes and guarantees will be passed upon for the BHP Billiton Group by Anthony Austin and Jeremy Thomas, internal legal counsel to the BHP Billiton Group, as to certain matters of Australian and English law, respectively.

Certain legal matters relating to the offering will be passed upon for the underwriters by Jones Day, Sydney, Australia.

Independent registered public accounting firms

The BHP Billiton Group’s audited financial statements at June 30, 2006 and 2005, and for each of the two years in the two year period ended June 30, 2006 incorporated by reference herein and in the registration statement have been so included in reliance on the report by KPMG Audit Plc, independent registered public accounting firm, United Kingdom, and KPMG, independent registered public accounting firm, Australia, incorporated by reference herein, and upon the authority of such firms as experts in accounting and auditing.

With respect to the unaudited interim financial information as of and for the six months ended December 31, 2006 and 2005 incorporated by reference herein, the independent registered public accounting firms have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the BHP Billiton Group’s report furnished on Form 6-K on March 12, 2007 and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “1933 Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the 1933 Act.

PROSPECTUS

Debt Securities

BHP Billiton Finance (USA) Limited

Fully and unconditionally guaranteed by

BHP Billiton Plc

and

BHP Billiton Limited

BHP Billiton Finance (USA) Limited may sell debt securities to the public from time to time in one or more series.

The debt securities will be issued by BHP Billiton Finance (USA) Limited and will be guaranteed by each of BHP Billiton Limited, an Australian corporation, and BHP Billiton Plc, an English public limited company.

We urge you to read this prospectus and the accompanying prospectus supplement, which will describe the specific terms of the debt securities, carefully before you make your investment decision. We may sell these securities to or through underwriters as well as to other purchasers or through agents. The names of the underwriters or agents will be included in the prospectus supplement.

See “ Risk Factors” beginning on page 1 for a discussion of material risks that you should consider before investing in the debt securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is March 12, 2007.

R ISK FACTORS

Investing in the debt securities offered by this prospectus involves risk. We have set forth risk factors relating to our business in our most recent annual report on Form 20-F, which is incorporated by reference in this prospectus. We also set forth below certain additional risk factors that relate specifically to the securities we may offer using this prospectus. We may include further risk factors in more recent reports on Form 6-K incorporated in this prospectus by reference or in a prospectus supplement.

You should carefully consider all of these risks, as well as the other information in, or incorporated by reference in the prospectus and any prospectus supplement before you decide whether to buy the debt securities. If any of the situations described in these risks actually occur, our business, financial condition and results of operations would likely suffer. In this case, any trading price of the debt securities could decline and you could lose all or part of your investment.

Risks relating to the Debt Securities

Since BHP Billiton Plc and BHP Billiton Limited are holding companies and conduct their operations through subsidiaries, your right to receive payments on the guarantees is subordinated to the other liabilities of their subsidiaries other than BHP Billiton Finance (USA).

BHP Billiton Plc and BHP Billiton Limited are organized as holding companies and substantially all of their operations are carried on through subsidiaries. Their principal source of income is the dividends and distributions they receive from their subsidiaries. The ability of BHP Billiton Plc and BHP Billiton Limited to meet their financial obligations is dependent upon the availability of cash flows from their subsidiaries and affiliated companies through dividends, intercompany advances, management fees and other payments. These subsidiaries and affiliated companies are not required and may not be able to pay dividends to BHP Billiton Plc and BHP Billiton Limited.

Claims of the creditors of the subsidiaries of BHP Billiton Plc and of the subsidiaries of BHP Billiton Limited have priority as to the assets of such subsidiaries over the claims of BHP Billiton Plc or BHP Billiton Limited. Consequently, on the insolvency of BHP Billiton Plc and BHP Billiton Limited and their respective subsidiaries, holders of debt securities issued by the issuer and guaranteed by BHP Billiton Plc and BHP Billiton Limited are structurally subordinated, to the prior claims of the creditors of subsidiaries of BHP Billiton Plc and BHP Billiton Limited other than the issuer.

In addition, some of these subsidiaries are subject to laws restricting the amount of dividends they may pay. For example, these laws may prohibit dividend payments when net assets would fall below subscribed share capital, when the subsidiary lacks available profits or when the subsidiary fails to meet certain capital and reserve requirements. English and Australian law prohibits those subsidiaries incorporated in the United Kingdom or Australia from paying dividends unless these payments are made out of distributable profits. Other statutory and general law obligations also affect the ability of directors of these subsidiaries to declare dividends and the ability of these subsidiaries to make payments to BHP Billiton Plc or BHP Billiton Limited on account of intercompany loans.

Since the debt securities are unsecured, your right to receive payments may be adversely affected.

The debt securities will be unsecured. At December 31, 2006, the BHP Billiton Group had US$60 million aggregate principal amount of secured indebtedness outstanding. If BHP Billiton Finance (USA) defaults on the debt securities or BHP Billiton Limited or BHP Billiton Plc defaults on the guarantees, or after the bankruptcy, liquidation or reorganization of any of them, then, to the extent that the issuer or the guarantors have granted security over their assets, the assets that secure these debts will be used to satisfy the obligations under that secured debt before any payment on the debt securities or the guarantees can be made. There may only be limited assets available to make payments on the debt securities or the guarantees in the event of an acceleration of the debt securities. If there is not enough collateral to satisfy the obligations of the secured debt, then the remaining amounts on the secured debt would share equally with all unsubordinated unsecured indebtedness.

If the issuer defaults on the debt securities, or the guarantors default on the guarantees, your right to receive payments on the guarantees may be adversely affected by English or Australian insolvency laws.

BHP Billiton Plc is incorporated under the laws of England and Wales. Accordingly, insolvency proceedings with respect to BHP Billiton Plc would be likely to proceed under, and be governed by, English insolvency law. The procedural and substantive provisions of English insolvency laws generally are more favorable to secured creditors than comparable provisions of United States law. These provisions afford debtors and unsecured creditors only limited protection from the claims of secured creditors and it will generally not be possible for the guarantors, the issuer or other unsecured creditors to prevent or delay the secured creditors from enforcing their security to repay the debts due to them.

BHP Billiton Limited and BHP Billiton Finance (USA) are incorporated under the laws of Australia and, therefore, insolvency proceedings with respect to them would be likely to proceed under, and be governed by, Australian insolvency law. The procedural and substantive provisions of Australian insolvency laws are also generally more favorable to secured creditors than comparable provisions of United States law. These provisions afford debtors and unsecured creditors only limited protection from the claims of secured creditors and it will generally not be possible for the guarantors, the issuer or other unsecured creditors to prevent or delay the secured creditors from enforcing their security to repay the debts due to them.

There is no established trading market for the debt securities that BHP Billiton Finance (USA) is offering and one may not develop.

The debt securities will be new securities for which there currently is no established trading market. There is a risk regarding the future development of a market for the debt securities or the ability of holders of the debt securities to sell their debt securities or the price at which such holders may be able to sell their debt securities. If such a market were to develop, the debt securities could trade at prices that may be lower than the initial public offering price depending on many factors, including prevailing interest rates, BHP Billiton Group’s operating results and the market for similar securities. Therefore, there is a risk as to the liquidity of any trading market for the debt securities or that an active public market for the debt securities will not develop.

Since the issuer and the guarantors reside outside the United States and a substantial portion of their respective assets is located outside the United States, there is a risk that service of process, enforcement of judgments and bringing of original actions will be more difficult.

The issuer and BHP Billiton Limited are corporations organized under the laws of the Commonwealth of Australia. BHP Billiton Plc is a public limited company incorporated under the laws of England and Wales.

Substantially all the directors and officers of these companies, and some of the experts named in this document, reside outside the United States, principally in Australia and the United Kingdom. A substantial portion of the assets of these companies, and the assets of the directors, officers and experts, is located outside the United States. Therefore, you may not be able to effect service of process within the United States upon these companies or persons so that you may enforce judgments of United States courts against them based on the civil liability provisions of the United States federal securities laws. In addition, you may have difficulty bringing an original action in an Australian or United Kingdom court to enforce liabilities against any of these companies or any person described above based on U.S. federal securities laws.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission using the “shelf” registration, or continuous offering, process. Under this shelf registration process, we may sell the debt securities described in this prospectus from time to time in one or more offerings.

This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement containing specific information about the terms of the debt securities. The prospectus supplement may also add to, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and the applicable prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information About the BHP Billiton Group.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the debt securities offered under this prospectus. The registration statement can be read at the SEC offices and its website as described under the heading “Where You Can Find More Information About the BHP Billiton Group.”

When acquiring any debt securities discussed in this prospectus, you should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference (see the discussion on page 4 under the heading “Incorporation of Information We File with the SEC”). Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the debt securities in any jurisdiction where the offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of these documents.

We may sell the debt securities to underwriters who will sell the debt securities to the public on terms fixed at the time of sale. In addition, the debt securities may be sold by us directly or through dealers or agents we designate from time to time. If we, directly or through agents, solicit offers to purchase any debt securities, we reserve the right to accept and, together with our agents, to reject, partially or entirely, any of those offers.

An applicable prospectus supplement will contain the names of any underwriters, dealers or agents together with the terms of an offering of debt securities, the compensation of those underwriters, and the net proceeds to us. Any underwriters, dealers or agents participating in an offering of debt securities may be considered “underwriters” within the meaning of the U.S. Securities Act of 1933.

In this prospectus, the terms “we”, “our”, “us”, “BHP Billiton” and “BHP Billiton Group” refer to BHP Billiton Limited and BHP Billiton Plc, together with their respective subsidiaries (including the issuer). BHP Billiton Plc Group refers to the group that is BHP Billiton Plc and its subsidiary companies. BHP Billiton Limited Group refers to the group that is BHP Billiton Limited and its subsidiary companies. “BHP Billiton Plc” refers to the parent entity that was formerly Billiton Plc before the implementation of the dual listed company structure and “BHP Billiton Limited” refers to the parent entity that was formerly BHP Limited before the dual listed company structure. We refer to BHP Billiton Finance (USA) Limited as BHP Billiton Finance (USA) or the issuer. We refer to BHP Billiton Limited and BHP Billiton Plc together as the guarantors.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE BHP BILLITON GROUP

BHP Billiton Limited and BHP Billiton Plc file annual and special reports and other information with the SEC. You may read and copy any document that either BHP Billiton Limited or BHP Billiton Plc files at the SEC’s public reference room located at 100 F Street, NE Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports filed by us. American depositary shares representing ordinary shares of BHP Billiton Limited are listed on the New York Stock Exchange, and its ordinary shares are listed on the Australian Stock Exchange. American depositary shares representing ordinary shares of BHP Billiton Plc are listed on the New York Stock Exchange, and its ordinary shares are admitted to the Official List of the Financial Services Authority in its capacity as competent authority under the Financial Services Act 1986, referred to as the UK Listing Authority, and the London Stock Exchange Plc for trading on the London Stock Exchange’s market for listed securities. You can consult reports and other information about BHP Billiton Limited that it has filed pursuant to the rules of the New York Stock Exchange and the Australian Stock Exchange, and about BHP Billiton Plc that it has filed pursuant to the rules of the New York Stock Exchange and the UK Listing Authority, at those exchanges or authority.

We will make available to the holders of debt securities, at the corporate trust office of the trustee under the indenture governing the debt securities, copies of the indenture as well as our most recent annual report on Form 20-F, including a review of operations, and annual audited consolidated financial statements prepared in conformity with International Financial Reporting Standards as adopted by the European Union, or IFRS. These annual audited consolidated financial statements will include a reconciliation to U.S. generally accepted accounting principles of the material variations to IFRS. We will also make available at the corporate trust office of the trustee our semi-annual consolidated financial statements, prepared in accordance with IFRS.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows BHP Billiton Limited and BHP Billiton Plc to “incorporate by reference” the information each of them files with the SEC. This permits BHP Billiton Limited and BHP Billiton Plc to disclose important information to you by referring you to these filed documents. Any information referenced in this way is considered part of this prospectus, and any information that we file with the SEC subsequent to this prospectus and incorporate by reference into this prospectus will automatically be deemed to update and supersede this information, as described in more detail below. We incorporate by reference the following documents that have been filed with the SEC:

•	The Annual Report on Form 20-F of BHP Billiton Limited and BHP Billiton Plc for the fiscal year ended June 30, 2006.

•	Amendment No. 1 to the Annual Report on Form 20-F/A of BHP Billiton Limited and BHP Billiton Plc for the fiscal year ended June 30, 2006.

•

The report on Form 6-K of BHP Billiton Limited and BHP Billiton Plc furnished on March 12, 2007, relating to our unaudited financial results as of and for the six months ended December 31, 2006 and 2005.

We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering contemplated by any prospectus supplement to this prospectus. In addition, we may incorporate by reference some future reports on Form 6-K, but only to the extent indicated in those reports. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the registration statement and this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

We will provide without charge, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits which are specifically incorporated by reference in such documents. Requests should be directed to BHP Billiton, 180 Lonsdale Street, Melbourne, Victoria 3000, Australia, Telephone 011 61 1300 55 4757.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus and any prospectus supplement may constitute “forward-looking statements” (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934), which are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

When considering these forward-looking statements, you should keep in mind the cautionary statements contained or incorporated by reference in this prospectus. These statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement. These statements include, but are not limited to, the information regarding:

•	estimated reserves;

•	trends in commodity prices;

•	demand for commodities;

•	plans, strategies and objectives of management;

•	closure or divestment of certain operations or facilities (including associated costs);

•	anticipated production or construction commencement dates;

•	expected costs or production output;

•	the anticipated productive lives of projects, mines and facilities; and

•	provisions for contingent liabilities.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause actual results to differ materially from those expressed in the statements contained in this prospectus.

For example, our future revenues from our operations, projects or mines described in this prospectus will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may impact the timing or the feasibility of the development of a particular project, or the expansion of certain facilities or mines. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets, the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce, activities of government authorities in certain of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty and other factors identified in the risk factors listed above. We cannot assure you that our estimated reserve figures, closure or divestment of such operations or facilities, including associated costs, actual production or commencement dates, cost or production output, or anticipated lives of the projects, mines and facilities discussed in this prospectus will not differ materially from the statements contained in this prospectus.

THE BHP BILLITON GROUP

We are the world’s largest diversified resources group with a combined market capitalization of approximately US$115.7 billion as of January 31, 2007 and we generated revenue, together with our share of jointly controlled entities’ revenue and profit attributable to members of BHP Billiton of US$39.1 billion and US$10.5 billion respectively for the fiscal year ended June 30, 2006.

Since June 2001, we have operated under a Dual Listed Companies (DLC) structure. Under the DLC structure, the two parent companies, BHP Billiton Limited (formerly BHP Limited, and before that The Broken Hill Proprietary Company Limited) and BHP Billiton Plc (formerly Billiton Plc) operate as a single economic entity, run by a unified Board and management team.

We divide our business into nine business units, or Customer Sector Groups (CSGs):

•	Petroleum, which explores for, produces, processes and markets hydrocarbons including oil, gas and liquefied natural gas;

•	Aluminium, which explores for and mines bauxite and processes and markets aluminium and alumina;

•	Base Metals, which explores for, mines, processes and markets copper, silver, zinc, lead, uranium, and copper by-products including gold and molybdenum;

•	Diamonds and Specialty Products, which explores for and mines diamonds and titanium minerals, and formerly included our recently-sold fertiliser operations;

•	Stainless Steel Materials, which explores for, mines, processes and markets nickel, which is used in the production of stainless steel;

•	Iron ore, which explores for, mines, processes and markets iron ore;

•	Manganese, which explores for, mines, processes and markets manganese, which is also used in the production of carbon steel;

•	Metallurgical Coal, which explores for, mines, processes and markets metallurgical coal, which is used in the production of carbon steel; and

•	Energy Coal, which explores for, mines, processes and markets energy coal for use in electricity generation.

Iron Ore, Manganese and Metallurgical Coal, which prior to July 1, 2006 were reported as the Carbon Steel Materials CSG, are now reported as separate CSGs.

In addition to the nine CSGs, we also have a minerals exploration group, a technology group and a freight, transport and logistics operation.

BHP BILLITON FINANCE (USA) LIMITED

BHP Billiton Finance (USA) Limited, a corporation organized under the laws of the Commonwealth of Australia, is a wholly-owned finance subsidiary of BHP Billiton Limited. BHP Billiton Finance (USA) Limited was formed for the purpose of borrowing on behalf of the BHP Billiton Group and advancing the net proceeds of such borrowings to members of the BHP Billiton Group. The principal executive offices of BHP Billiton Finance (USA) Limited are located at 180 Lonsdale Street, Melbourne, Victoria 3000, Australia. The issuer’s telephone number is 011-61-3-9609-3333.

BHP Billiton Finance (USA) is empowered under its Constitution to borrow or raise money in such manner as it sees fit and in particular by the issue of debentures or other securities, such as the debt securities.

RATIO OF EARNINGS TO FIXED CHARGES

Shown below are the combined ratios of earnings to fixed charges for the BHP Billiton Group for the periods indicated. This information has been calculated in accordance with IFRS and US generally accepted accounting principles. We adopted IFRS for the first time in the 2006 fiscal year and have only restated comparatives for the 2005 fiscal year. Consequently, no IFRS financial information is provided for periods ending before that date.

	Half year ended December 31, 2006	Year ended June 30,
		2006	2005	2004	2003	2002
In accordance with IFRS	27.6	22.0	21.4	—	—	—
In accordance with US GAAP	—	20.7	20.9	8.6	6.3	4.9

We computed the ratio of earnings to fixed charges by dividing the amount of earnings by the amount of fixed charges. For the purposes of calculating this ratio, we have calculated earnings by adding pre-tax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Interest capitalized and the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges were subtracted from the total of the added items. Fixed charges consist of interest costs, both expensed and capitalized, a reasonable approximation of the interest component of rental expense and pre-tax earnings required to cover any preferred stock dividend requirements.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, BHP Billiton Finance (USA) intends to lend the net proceeds from the sale of any debt securities sold under this prospectus to BHP Billiton Limited, which will use such proceeds for general corporate purposes, including retirement of existing debt and working capital.

ENFORCEMENT OF CIVIL LIABILITIES

The issuer is a corporation organized under the laws of the Commonwealth of Australia. BHP Billiton Plc is a public limited company incorporated under the laws of England and Wales. BHP Billiton Limited is a corporation organized under the laws of the Commonwealth of Australia. Substantially all the directors and officers of these companies, and some of the experts named in this document, reside outside the United States, principally in Australia and the United Kingdom. A substantial portion of the assets of these companies, and the assets of the directors, officers and experts, is located outside the United States. Therefore, you may not be able to effect service of process within the United States upon these companies or persons so that you may enforce judgments of United States courts against them based on the civil liability provisions of the United States federal securities laws. In addition, there are doubts as to the ability of an investor to bring an original action in an Australian or United Kingdom court to enforce liabilities against us or any person based on U.S. federal securities laws.

DESCRIPTION OF DEBT SECURITIES THAT WE MAY OFFER

General

The following is a summary of the general terms of the debt securities. Each time that we issue debt securities, we will file a prospectus supplement with the SEC, which prospectus supplement will be attached to this prospectus. You should read that prospectus supplement carefully. The prospectus supplement may contain additional terms of those debt securities.

The terms presented here, together with the terms contained in the prospectus supplement, will be a description of the material terms of the debt securities being offered to you. If there is any inconsistency between the terms presented here and those in the prospectus supplement, however, the terms in the prospectus supplement will apply and will replace those presented here.

You should also read the indenture under which we will issue the debt securities. We have filed the indenture with the SEC as an exhibit to the registration statement of which this prospectus is a part. The terms of the debt securities include those stated in the indenture and those made part of the indenture by reference to the U.S. Trust Indenture Act of 1939.

We may issue as many distinct series of debt securities under the indenture as we wish. This section summarizes terms of the debt securities that are common to all series. Most of the financial terms and other specific terms of your debt securities are described in the prospectus supplement attached to this prospectus. Those terms may vary from the terms described here.

The relevant prospectus supplement for any particular series of the debt securities will describe the following terms of debt securities offered (to the extent not described in this prospectus or to the extent different from this prospectus):

•	the specific designation of the debt securities and the aggregate principal amount being offered;

•	any limit on the aggregate principal amount of the series of debt securities;

•	the person to whom any interest on the debt securities shall be payable, if other than the person in whose name the debt security is registered;

•	the date or dates on which the principal of the debt securities is payable;

•	the interest rate or rates, the date or dates from which interest will accrue, the dates on which interest is payable and the record dates for determining to whom interest is payable;

•	the place or places where payments of principal and any premium and interest are payable;

•	the terms of any optional or mandatory redemption of debt securities, including the amount of any premium;

•	the denominations in which the debt securities will be issued, if other than US$1,000;

•	any index or formula used to determine the amount of payments on the debt securities;

•	the currency or currencies in which the debt securities are denominated and in which we will make any payments;

•	the portion of the principal amount of the debt securities payable upon acceleration of maturity due to an event of default;

•

if the principal amount of the debt securities will not be determinable prior to maturity, the amount which will be deemed to be the principal amount or the method by which the principal amount will be calculated;

•	the forms of the debt securities and the guarantees;

•	the terms of any defeasance of the debt securities;

•

whether the series of debt securities will be issuable in whole or in part in the form of a global security as described under “Legal Ownership—Global Securities,” and the depositary or its nominee with respect to the series of debt securities, and any special circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee;

•

any addition to or change in the events of default that applies to the series of debt securities and any change in the rights of the trustee or requisite holders to declare the principal amount due and payable following an event of default;

•	any addition to or change in the covenants contained in the indenture;

•	if Additional Amounts, as described under “Special Situations—Payment of Additional Amounts,” will not be payable by either Guarantor;

•

whether we may from time to time without the consent of the Holders of a series of debt securities create and issue further debt securities having the same terms and conditions as the outstanding debt securities so that such further issue is consolidated and forms a single series with the series of the outstanding debt securities;

•	the stock exchange, if any, on which the series of debt securities will be listed; and

•	any other special features of the series of debt securities.

As required by U.S. federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document referred to in this prospectus as an “indenture.” The indenture is a contract between us and the trustee under the indenture.

The Bank of New York, whose offices are located at 101 Barclay Street, New York, New York 10286, acts as the trustee under the indenture. The trustee has two principal functions:

•

First, it can and, at the direction of a majority of the holders, shall enforce your rights against the issuer or the guarantors if the issuer defaults on the debt securities or either guarantor defaults on a guarantee. However, there are some limitations on the extent to which the trustee may act on your behalf, described under “Default and Related Matters—Events of Default—Remedies If an Event of Default Occurs” below; and

•

Second, the trustee performs administrative functions on behalf of the issuer, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

Both BHP Billiton Plc and BHP Billiton Limited act as the guarantors of the debt securities issued under the indenture. The guarantees are described under “Guarantees” below.

The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture, the debt securities and the guarantees are governed by New York law. A copy of the form of indenture is filed with the SEC as an exhibit to the prospectus. See the section entitled “Where You Can Find More Information About the BHP Billiton Group” for information on how to obtain a copy.

Because this section is a summary, it does not describe every aspect of the debt securities or the guarantees. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including some of the terms used in the indenture. We describe the meaning for only the more important terms. We also include references in parentheses to some sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus, those sections or defined terms are incorporated by reference here.

Stated Maturity and Maturity

The day on which the principal amount of the debt securities is scheduled to become due is called the stated maturity of the principal. The principal may become due sooner, by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the maturity of the principal. The terms “stated maturity” and “maturity” refer to the dates when interest payments become due. For example, reference to a regular interest payment date when an installment of interest is scheduled to become due is the “stated maturity” of that installment. When reference is made to the “stated maturity” or the “maturity” of the debt securities without specifying a particular payment, it refers to the stated maturity or maturity, as the case may be, of the principal. The debt securities are subject to defeasance as described below under “Defeasance and Covenant Defeasance.”

The issuer will pay interest on the debt securities on the interest payment dates specified in the related prospectus supplement, and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date on the debt securities on the basis of a 360-day year of twelve 30-day months.

How the Debt Securities Rank Against Other Debt

The debt securities will not be secured by any of the issuer’s or the guarantors’ property or assets. Thus, by owning these debt securities, holders are one of the issuer’s unsecured creditors. These debt securities will not be subordinated or senior to any of the issuer’s other unsecured unsubordinated debt obligations. The guarantees will be unsecured obligations of each of BHP Billiton Limited and BHP Billiton Plc and will rank equally as to payment with all their other unsecured and unsubordinated debt, except debt given preference by law. These guarantees will not be subordinated or senior to any of the guarantors’ other unsecured unsubordinated debt obligations. This means that, in a bankruptcy or liquidation proceeding against the issuer or the guarantors, the issuer’s obligations under these debt securities and the guarantors’ obligation under the guarantees would rank equally in right of payment with all of the issuer’s and the guarantors’ other unsecured and unsubordinated debt, respectively, except debt given preference by law.

Since most of the guarantors’ operations are conducted by their subsidiaries, they are largely dependent on cash from their subsidiaries for the payment of principal and interest, and additional amounts, if any, pursuant to the guarantees. You should note that there are no limitations on subsidiary companies taking on additional debt other than any limitations that may exist in each subsidiary’s own financing arrangements.

Guarantees

BHP Billiton Limited and BHP Billiton Plc will fully and unconditionally guarantee the payment of the principal of, premium, if any, and interest on the debt securities, including any additional amounts which may be payable in respect of the debt securities, as described under “Optional Tax Redemption—Payment of Additional Amounts”. BHP Billiton Limited and BHP Billiton Plc guarantee the payment of such amounts when such amounts become due and payable, whether on an interest payment date, at the stated maturity of the debt securities, by declaration or acceleration, call for redemption or otherwise. Each of BHP Billiton Plc and BHP Billiton Limited is individually obligated to pay such amounts.

Legal Ownership

Street Name and Other Indirect Holders

Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by the issuer or the guarantors as legal holders of debt securities. This is called holding in street name. Instead, the issuer and the guarantors will recognize only the bank or broker holding, or the financial institution the bank or broker uses to hold, its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required. If you are considering holding debt securities in street name, you should check with your own institution to find out:

•	how it will handle debt security payments and notices;

•	whether it will impose fees or charges;

•	how it will handle voting if it were ever required;

•	whether and how you can instruct it to send your debt securities, registered in your own name so you can be a direct holder as described below; and

•	how it will pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

The issuer’s obligations, the guarantors’ obligations, as well as the obligations of the trustee and those of any third parties employed by the issuer, the guarantors or the trustee, run only to persons who are registered as holders of debt securities. As noted above, the issuer and the guarantors do not have obligations to you if you hold in street name or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once the issuer or the guarantors make payment to the registered holder, it has or they have, as the case may be, no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name holder but does not do so.

Global Securities

What are Global Securities? Global securities are a special type of indirectly held securities, as described above under “Legal Ownership—Street Name and Other Indirect Holders”. The ultimate beneficial owners of global securities can only be indirect holders.

The issuer and the guarantors require that the global securities be registered in the name of a financial institution they select. In addition, the issuer and the guarantors require that the debt securities included in the global securities not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global securities is called the depositary. Any person wishing to own a debt security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary.

Special Investor Considerations for Global Securities. As an indirect holder, an investor’s rights relating to global securities will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. Neither the issuer nor the guarantors recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global securities. The debt securities offered by this prospectus will only be issued in the form of global securities except in special circumstances described below.

If you are an investor in global securities, you should be aware that:

•	You cannot get debt securities registered in your own name.

•	You cannot receive physical certificates for your interest in the debt securities.

•

You will be a street name holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities, as explained earlier under “Legal Ownership—Street Name and Other Indirect Holders”.

•

You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates.

•

The depositary’s policies will govern payments, transfers, exchanges and other matters relating to your interest in the global securities. The issuer, guarantors and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in global securities. The issuer, guarantors and the trustee also do not supervise the depositary in any way.

•	The depositary will require that interests in global securities be purchased or sold within its system using same-day funds.

Special Situations When Global Securities Will Be Terminated. In a few special situations described later, global securities will terminate and interests in them will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in street name will be up to the investor. Investors must consult their own bank or broker to find out how to have their interests in debt securities transferred to their own name so that they will be direct holders. The rights of street name investors and direct holders in the debt securities have been previously described in the subsections entitled “Legal Ownership—Street Name and Other Indirect Holders” and “Legal Ownership—Direct Holders”.

The special situations for termination of global securities are:

•	When the depositary notifies the issuer or the guarantors that it is unwilling, unable or no longer qualified to continue as depositary.

•	When an event of default on the debt securities has occurred and has not been cured. Defaults are discussed below under “Default and Related Matters—Events of Default”.

When global securities terminate, the depositary (and not the issuer, the guarantors or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders. (Section 305)

In the remainder of this description “you” means direct holders and not street name or other indirect holders of debt securities. Indirect holders should read the subsection entitled “Legal Ownership—Street Name and Other Indirect Holders”.

Overview of Remainder of this Description

The remainder of this description summarizes:

•	Additional mechanics relevant to the debt securities under normal circumstances, such as how you transfer ownership and where the issuer makes payments.

•

Your rights under several special situations, such as if the issuer or the guarantors merge with another company, if the issuer or the guarantors want to change a term of the debt securities or if the issuer or the guarantors want to redeem the debt securities for tax reasons.

•	Your rights to receive payment of additional amounts due to changes in the withholding requirements of various jurisdictions.

•	Covenants contained in the indenture that restrict the issuer’s and the guarantors’ ability to incur liens.

•	Your rights if the issuer defaults in respect of its obligations under the debt securities or experiences other financial difficulties.

•	Your rights if the guarantors default in respect of their obligations under the guarantees or experience other financial difficulties.

•	The issuer’s and the guarantors’ relationship with the trustee.

Additional Mechanics

Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations that are even multiples of $1,000.

You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section 305) This is called an exchange.

You may exchange or transfer your debt securities at the applicable corporate trust office of the trustee. The trustee acts as the issuer’s and the guarantors’ agent for registering debt securities in the names of holders and transferring the debt securities. The issuer or the guarantors may change this appointment to another entity or perform the service themselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also register transfers of the debt securities. (Section 305)

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange of a registered debt security will only be made if the security registrar is satisfied with your proof of ownership.

The issuer or the guarantors may cancel the designation of any particular transfer agent. The issuer or the guarantors may also approve a change in the office through which any transfer agent acts. (Section 1002)

If the issuer redeems less than all of the debt securities, it may block the transfer or exchange of debt securities during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day the issuer mails the notice of redemption and ends on the day of that mailing. The issuer may also refuse to register transfers or exchanges of debt securities selected for redemption in whole or in part. However, it will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed. (Section 305)

Payment and Paying Agents

The issuer will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date. (Section 307)

The issuer will pay interest, principal and any other money due on your debt securities at the applicable corporate trust office of the trustee in New York City. That office is currently located at 101 Barclay Street, New York, New York 10286. You must make arrangements to have your payments picked up at or wired from that office. The issuer may also choose to pay interest by mailing checks.

Interest on global securities will be paid to the holder thereof by wire transfer of same-day funds.

Holders buying and selling debt securities must work out between them how to compensate for the fact that the issuer will pay all the interest for an interest period to, in the case of certificated debt securities, the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.

We recommend that street name and other indirect holders consult their banks or brokers for information on how they will receive payments.

The issuer or the guarantors may also arrange for additional payment offices, and may cancel or change these offices, including the issuer’s or the guarantors’ use of the trustee’s corporate trust office. These offices are called paying agents. The Bank of New York, located at 101 Barclay Street, New York, New York 10286, acts as paying agent. The issuer or the guarantors may also choose to act as their own paying agent. The issuer or the guarantors must notify the trustee of changes in the paying agents for any particular series of debt securities. (Section 1002)

Notices

The issuer, the guarantors and the trustee will send notices only to direct holders, using their addresses as listed in the trustee’s records. (Section 106)

Regardless of who acts as paying agent, all money that the issuer pays to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to the issuer. After that two-year period, you may look only to the issuer for payment and not to the trustee, any other paying agent or anyone else. (Section 1003)

Special Situations

Mergers and Similar Events

The issuer and the guarantors are generally permitted to consolidate or merge with another company or firm. The issuer and the guarantors are also permitted to sell or lease substantially all of their assets to another firm or to buy or lease substantially all of the assets of another firm. However, neither the issuer nor the guarantors may take any of these actions unless all the following conditions are met:

•

Where the issuer merges out of existence or sells or leases all its assets, the other entity must be a corporation, partnership or trust duly organized and validly existing under the laws of Australia (or any State thereof), the United Kingdom (or any county thereof), the United States (any State thereof or the District of Columbia) or The Netherlands.

•

Where BHP Billiton Plc or BHP Billiton Limited merges out of existence or sells or leases all its assets, the other entity must be a corporation, partnership or trust duly organized and validly existing under the laws of the applicable jurisdiction. The applicable jurisdiction will be the jurisdiction in which such successor entity is organized. If such other entity is organized under the laws of a jurisdiction other than Australia (or any State thereof), the United Kingdom (or any county thereof), the United States (any State thereof or the District of Columbia) or The Netherlands, it must indemnify you against any tax, assessment, governmental charge or other cost resulting from the transaction.

•

If the issuer, BHP Billiton Plc or BHP Billiton Limited merges out of existence or sells or leases substantially all of its assets, the other entity must execute a supplement to the indenture, known as a supplemental indenture. In the supplemental indenture, the entity must promise to be bound by every obligation in the indenture applicable to the entity that merged or transferred its assets.

•

Neither the issuer, BHP Billiton Plc nor BHP Billiton Limited may be in default on the debt securities or guarantees immediately prior to such action and such action must not cause a default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described under “Default and Related Matters—Events of Default—What is an Event of Default?” A default for this purpose would also include any event that would be an event of default if the requirements for notice of default or existence of defaults for a specified period of time were disregarded.

•	The issuer, BHP Billiton Plc or BHP Billiton Limited, as the case may be, must deliver certain certificates and other documents to the trustee.

It is possible that a merger or other similar transaction could be treated for US Federal income tax purposes as a taxable exchange by the holders of debt securities for new securities, which could result in holders recognizing taxable gain or loss for US Federal income tax purposes. A merger or other similar transaction could also have adverse tax consequences to holders under other tax laws to which the holders are subject.

Modification and Waiver

There are three types of changes we can make to the indenture and the debt securities.

Changes Requiring Your Approval. First, there are changes that cannot be made to the debt securities without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	change any of the issuer’s or the guarantors’ obligations to pay additional amounts described later under “Payment of Additional Amounts”;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	change the place or currency of payment on a debt security;

•	impair your right to sue for payment;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with various provisions of the indenture or to waive various defaults; and

•	modify or affect, in any manner adverse to you, the obligations of the issuer or the guarantors in respect of the payment of principal, premium, if any, and interest, if any. (Section 902)

Changes Requiring a Majority Vote. The second type of change to the indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount. Most changes fall into this category, except for clarifying changes, amendments, supplements and other changes that would not adversely affect holders of the debt securities in any material respect. The same vote would be required for the issuer or the guarantors to obtain a waiver of all or part of the covenants described below or a waiver of a past default. However, the issuer or the guarantors cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described previously under “Special Situations—Modification and Waiver—Changes Requiring Your Approval” unless they obtain your individual consent to the waiver. (Section 513)

Changes not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and other changes that would not adversely affect holders of the debt securities in any material respect. (Section 901)

Further Details Concerning Voting. When taking a vote, the issuer and the guarantors will use the following rules to decide how much principal amount to attribute to a security:

•

For original issue discount securities, the issuer and the guarantors will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

•

Debt securities will not be considered outstanding, and therefore not eligible to vote, if the issuer or the guarantors have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Restrictive Covenants—Defeasance and Covenant Defeasance—Defeasance and Discharge”. (Section 101)

•

The issuer and the guarantors will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If the issuer, the guarantors or the trustee set a record date for a vote or other action to be taken by holders of debt securities, that vote or action may be taken only by persons who are holders of outstanding debt securities on the record date and must be taken within 180 days following the record date or another period that the issuer or the guarantors may specify (or as the trustee may specify, if it sets the record date). The issuer and the guarantors may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 104)

We recommend that street name and other indirect holders consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Optional Tax Redemption

Your debt securities may be redeemed in whole but not in part, in the three situations described below. The redemption price for the debt securities will be equal to the principal amount of the debt securities being redeemed plus accrued interest and any additional amounts due on the date fixed for redemption. Furthermore, you must receive between 30 and 60 days notice before your debt securities are redeemed.

The first situation is where, as a result of a change in, execution of or amendment to, any laws or treaties or the official application or interpretation of any laws or treaties, the issuer or any guarantor determines that it or they would be required to pay additional amounts as described later under “Special Situations—Payment of Additional Amounts”.

This applies only in the case of changes, executions or amendments that occur in the jurisdiction where the issuer, BHP Billiton Plc or BHP Billiton Limited are incorporated. If the issuer, BHP Billiton Plc or BHP Billiton Limited, as the case may be, has been succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which such successor entity is organized, and the applicable date will be the date the entity became a successor.

The issuer will not have the option to redeem the debt securities in this case if the issuer or the relevant guarantor, as the case may be, could have avoided the payment of additional amounts or the deduction or withholding by using reasonable measures available to it.

The second situation is where, as a result of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties, the guarantors determine that they or any subsidiary of any guarantor would have to deduct or withhold tax on any payment made to the issuer to enable it to make a payment of principal or interest on a debt security.

This applies only in the case of changes, executions or amendments that occur in the jurisdiction where the issuer, BHP Billiton Plc and BHP Billiton Limited are incorporated. If the issuer, BHP Billiton Plc or BHP Billiton Limited, as the case may be, has been succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which such successor entity is organized, and the applicable date will be the date the entity became a successor.

The issuer will not have the option to redeem in this case if the issuer or the relevant guarantor, as the case may be, could have avoided the payment of additional amounts or the deduction or withholding by using reasonable measures available to it.

The third situation is where, following a merger, consolidation or sale or lease of the issuer’s or either guarantor’s assets to a person that assumes or, if applicable, guarantees the issuer’s obligations on the debt securities or the respective guarantor’s obligations on the guarantees, that person would be required to pay additional amounts as described later under “Special Situations—Payment of Additional Amounts”.

The issuer or the other person will have the option to redeem the debt securities in this situation even if additional amounts became payable immediately upon completion of the merger or sale transaction, including in connection with an internal corporate reorganization. Neither the issuer nor that person have any obligation under the indenture to seek to avoid the obligation to pay additional amounts in this situation.

If the issuer or the guarantors intend to engage in an optional tax redemption, the issuer or the guarantors shall deliver to the trustee an Officer’s Certificate to the effect that the circumstances required for redemption exist. (Sections 1104 and 1108)

Payment of Additional Amounts

All payments of principal, premium, if any, and interest, if any, in respect of the debt securities or the guarantees will be made free and clear of, and without withholding or deduction for, any taxes, assessments, duties or governmental charges of whatever nature imposed, levied or collected by or within a relevant taxing jurisdiction unless that withholding or deduction is required by law. A relevant taxing jurisdiction is any jurisdiction under the laws of which the issuer, BHP Billiton Plc or BHP Billiton Limited, as the case may be, or any successor entity, is organized (or any political subdivision or taxing authority of, or in, that jurisdiction having power to tax).

The indenture provides that if withholding or deduction is required by law, then the issuer or the guarantors, as the case may be, must pay to the holder of any debt security additional amounts as may be necessary in order that every net payment of principal of (and premium, if any, on) and interest, if any, on that debt security after deduction or other withholding for or on account of any present or future tax, assessment, duty or other governmental charge of any nature whatsoever imposed, levied or collected by or on behalf of a relevant taxing jurisdiction, will not be less than the amount then due and payable on that debt security. However, the indenture also provides that the issuer or the guarantors, as the case may be, will not be required to make any payment of additional amounts in any of the following circumstances:

•	The underlying tax, assessment duty or other governmental charge:

•

is imposed only because the holder, or a fiduciary, settlor, beneficiary or member or shareholder of, or possessor of a power over, the holder, if the holder is an estate, trust, partnership or corporation, was or is connected to the taxing jurisdiction. These connections include where the holder or related party:

•	is or has been a citizen or resident of the jurisdiction;

•	is or has been engaged in trade or business in the jurisdiction; or

•	has or had a permanent establishment in the jurisdiction;

•

is for a tax or charge imposed due to the presentation of a debt security, if presentation is required, for payment on a date more than 30 days after the debt security became due or after the payment was provided for;

•	is an estate, inheritance, gift, transfer, personal property or similar tax, assessment or other governmental change;

•	is normally payable in a manner that does not involve withholding or is a collection mechanism for such a tax;

•

is imposed or withheld because the holder or beneficial owner failed to comply with any of the issuer’s or the guarantors’ requests for the following that the statutes, treaties, regulations or administrative practices of the taxing jurisdiction require as a precondition to exemption from all or part of such withholding:

•	to provide information about the nationality, residence or identity of the holder or beneficial owner; or

•	to make a declaration or satisfy any information or reporting requirements;

•

in the case of a payment made by BHP Billiton Finance (USA) under a debt security or by BHP Billiton Limited under its guarantee, results from the debt security or the guarantee being presented for payment in Australia unless presentment could not have been made elsewhere; or

•

in the case of a payment made by BHP Billiton Plc under its guarantee, results from the debt security or the guarantee being presented for payment in the United Kingdom unless presentment could not have been made elsewhere.

•

The underlying withholding or deduction is required to be made pursuant to any European Union directive on the taxation of savings implementing the conclusions of ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such a directive.

•

The payment of additional amounts is for any withholding or deduction required to be made with respect to a debt security presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant debt security to another paying agent in a member state of the European Union.

•

The holder of a debt security is the issuer’s “associate” (as that term is defined in Section 128(F)(9) of the Australian Income Tax Assessment Act of 1936 (the Australian Tax Act)) and, as a result, the Australian Tax Act requires withholding tax to be paid on interest or amounts in the nature of interest payable on the debt security.

•

A determination is made under the Australian Tax Act that withholding tax is payable because the holder has participated in a scheme to avoid withholding tax provided that neither the issuer nor the guarantors participated in the scheme.

•

The holder is a fiduciary or partnership or an entity that is not the sole beneficial owner of the payment of the principal of, or any interest on, any debt security, and the laws of the jurisdiction require the payment to be included in the income of a beneficiary or settlor for tax purposes in the case of a fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to additional amounts had it been the holder of such debt security.

These provisions will also apply to any taxes or governmental charges imposed by any jurisdiction in which a successor to the issuer, BHP Billiton Limited or BHP Billiton Plc is incorporated. Additional amounts may also be payable in the event of certain consolidations, mergers, sales of assets or assumptions of obligations. For more information see “Special Situations—Optional Tax Redemption.”

Restrictive Covenants

Restrictions on Liens

Some of the issuer’s or the guarantors’ property may be subject to a mortgage or other legal mechanism that gives the issuer’s and the guarantors’ lenders preferential rights in that property over other lenders, including you and the other direct holders of the debt securities, or over the issuer’s or the guarantors’ general creditors if it or they fail to pay them back. These preferential rights are called liens. The issuer and the guarantors promise that they will not become obligated on any new debt for borrowed money that is secured by a lien on any of their properties, unless they grant an equivalent or higher-ranking lien on the same property to you and the other direct holders of the debt securities.

Neither the issuer nor the guarantors need to comply with this restriction if the amount of all debt that would be secured by liens on the issuer’s or the guarantors’ properties, excluding the debt secured by the liens that are listed below, is less than 10% of BHP Billiton Group’s net tangible assets. Net tangible assets is defined in the indenture as all of the BHP Billiton Group’s assets, except goodwill, trademarks, patents, trade names and all other intangible assets, less all of the BHP Billiton Group’s current liabilities, all as shown in the most recent financial statements of BHP Billiton Plc, which are the consolidated accounts of the BHP Billiton Group. (Sections 101 and 1008). At the date of this prospectus, a substantial portion of the consolidated assets of the guarantors is held by their subsidiaries and thus would not be subject to this restriction on liens.

This restriction on liens applies only to liens for borrowed money. In addition, this restriction on liens also does not apply to debt secured by a number of different types of liens. These types of liens include the following:

•	any lien existing on or before the date of the issuance of the debt securities;

•

liens for taxes, assessments, government charges or claims which are being contested in good faith by appropriate means promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with Australian or United Kingdom generally accepted accounting principles shall have been made;

•

liens created or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

•

any attachment or judgment lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within 60 days after the expiration of any such stay;

•	any lien arising by operation of law or imposed by a court or tribunal;

•

liens arising in cash management arrangements, any rights of banks to net or set-off deposits against debts owed to said bank, other normal banking transactions or in the ordinary course of business letter of credit transactions and liens against collateral posted against obligations under exchange-traded forward sale contracts entered into in the ordinary course of business;

•

liens on the assets of any entity existing at the time such assets are acquired by the issuer or the guarantors, whether by merger, consolidation, purchase of assets or otherwise; provided that such liens:

•	are not created, incurred or assumed in connection with, or in contemplation of, such assets being acquired by the issuer or the guarantors; and

•	do not extend to any other property of the issuer, BHP Billiton Limited or BHP Billiton Plc;

•

liens over or affecting any asset or project established, acquired, developed or expanded where the lien was created to secure the purchase price or the financing of the establishment, acquisition, development, expansion or operation of that asset or project and the principal amount secured by the lien does not exceed the purchase price or financing, including any costs of establishment, acquisition, development, expansion or operation;

•

liens to secure loans provided, supported or subsidized by a governmental agency, export credit agency or a lending organization established by the United Nations, the European Union, the International Monetary Fund or other international treaty organization or created to secure pre-export financing or future flow finance arrangements provided that the financing is entered into to mitigate against political risk, including, without limitation, remittance risk;

•

any lien securing the whole or any part of the issuer’s or the guarantors’ interest in any joint venture, including the revenues and assets derived by the issuer or the guarantors from such joint venture or employed by the issuer or the guarantors in such joint venture, which is in favor of its co-venturers and/or the manager or operator (including any person from the time being fulfilling any of the functions of a manager or operator) as security for the due payment of amounts payable under or in respect of such joint venture;

•

liens created in connection with convertible or exchangeable bonds or notes where the lien is created over the assets into which the convertible or exchangeable bonds or notes may be converted or exchanged and secures only the obligation of the issuer to effect the conversion or exchange of the bonds or notes into such assets;

•	liens over or affecting any goods or documents of title to goods arising in the ordinary course of trade finance incurred in the ordinary course of business;

•	liens in favor of BHP Billiton Limited or BHP Billiton Plc or any of their subsidiaries;

•	purchase money mortgages and purchase money security interests incurred in the normal and ordinary course of our business;

•	liens securing the issuer’s or the guarantors’ obligations under interest rate agreements, currency agreements or commodity hedging agreements (as defined in the indenture);

•	liens arising in the discounting of receivables, to the extent that the value of the assets over which the lien exists does not exceed US$500,000,000 in the aggregate;

•	liens arising pursuant to sale and leaseback transactions;

•	liens encumbering property or assets under construction arising from progress or partial payments by one of the guarantors’ customers relating to such property or assets;

•

liens upon specific items of the issuer’s or the guarantors’ inventory or other goods, and proceeds of inventory or other goods, securing the issuer’s or the guarantors’ obligations relating to bankers’ acceptances, issued or created for the issuer’s or the guarantors’ account to facilitate the purchase, shipment or storage of the inventory or other goods;

•

liens securing industrial revenue, development or similar bonds issued by the issuer or the guarantors, or for the issuer’s or the guarantors’ benefit, provided that the industrial revenue, development or similar bonds are non-recourse to the issuer or the guarantors;

•	the sale or other transfer of:

•

any minerals in place, or for the future production of minerals, for a specified period of time, or in any amount, such that the purchaser will realize from such sale or transfer a specified amount of money or minerals; or

•	any other interest in property that is commonly referred to as a “production payment”;

•

other liens incidental to the conduct of the issuer’s or the guarantors’ business, as the case may be, or the ownership of assets that do not materially detract from the value of the property subject thereto in its use for the issuer’s or the guarantors’ business; and

•	any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any lien referred to above, so long as

•	the amount does not exceed the principal amount of the borrowed money secured by the lien which is to be extended, renewed or replaced; and

•	the extension, renewal or replacement lien is limited to all or a part of the same property, including improvements, that secured the lien to be extended, renewed or replaced. (Section 1008)

Definitions:

“Commodity hedging agreement” means any commodity derivative, exchange, swap agreement or other similar agreement or arrangement designed to protect the guarantors or any of their subsidiaries against fluctuations in commodity prices.

“Currency agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the guarantors or any of their subsidiaries against fluctuations in currency values.

“Interest rate agreement” means any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap or other interest rate hedge arrangement, to or under which any guarantor or any of their subsidiaries is a party or a beneficiary on the date hereof or becomes a party or a beneficiary hereafter.

“Net tangible assets” means all of the assets of the guarantors and their subsidiaries (except goodwill, trademarks, patents, trade names and all other intangible assets) less all current liabilities, all as shown in the most recent consolidated financial statements of the BHP Billiton Plc Group, which are the consolidated accounts of the BHP Billiton Group, prepared on a consolidated basis in accordance with IFRS.

You should note that at December 31, 2006, the BHP Billiton Group had US$60 million of total secured debt.

Restrictions on Sales and Leasebacks

Neither the issuer nor the guarantors will enter into any sale and leaseback transaction involving a property, other than as allowed by this covenant, as described below. A sale and leaseback transaction is an arrangement between the issuer or the guarantors and a bank, insurance company or other lender or investor where it or they lease a property that it or they previously owned for more than six months and sold to a lender or investor or to any person to whom the lender or investor has advanced funds on the security of the principal property.

The restriction on sales and leasebacks does not apply to any sale and leaseback transaction between any companies of the BHP Billiton Group. It also does not apply to any lease with a term, including renewals, of three years or less. Further, the indenture does not restrict the ability of any subsidiary (other than the issuer) to enter into sale and leaseback transactions. At the date of this prospectus, a substantial portion of the issuer’s and the guarantors’ consolidated assets are held directly by subsidiaries other than the issuer and so would not be subject to the covenant restricting sale and leaseback transactions.

The covenant allows the issuer or the guarantors to enter into sale and leaseback transactions in two additional situations. First, the issuer or the guarantors may enter into sale and leaseback transactions if it or they could grant a lien on the property in an amount equal to the indebtedness attributable to the sale and leaseback transaction without being required to grant an equivalent or higher-ranking lien to you and the other direct holders of the debt securities under the restriction on liens described above.

Second, the issuer or the guarantors may enter sale and leaseback transactions if, within one year of the transaction, the issuer or the guarantors, as the case may be, invest an amount equal to at least the net proceeds of the sale of the principal property that the issuer or the guarantors, as the case may be, lease in the transaction or the fair value of that property, whichever is greater. This amount must be invested in any of the issuer’s or the guarantors’ property or used to retire indebtedness for money that it or they borrowed, incurred or assumed that either has a maturity of 12 months or more from the date of incurrence of the indebtedness or which may be extended beyond 12 months from that date at the issuer’s or the guarantors’ option. (Section 1009)

Defeasance and Covenant Defeasance

The following discussion of defeasance and discharge will be applicable to your debt securities only if the issuer or the guarantors so elect. (Article 13)

Defeasance and Discharge

The issuer or the guarantors can legally release themselves from any payment or other obligations on the debt securities or the guarantees, as the case may be, except for various obligations described below, if the issuer or the guarantors, in addition to other actions, put in place the following arrangements for you to be repaid:

•

The issuer or the guarantors must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•

The issuer or the guarantors must deliver to the trustee a legal opinion of the issuer’s or the guarantors’ counsel confirming that either (A) there has been a change in United States federal income tax law or (B) the issuer or the guarantors have received from, or there has been published by, the United States Internal Revenue Service a ruling, in each case to the effect that it or they may make the above deposit without causing you to be taxed on the debt securities any differently than if it or they did not make the deposit and just repaid the debt securities themselves at maturity.

However, even if the issuer or the guarantors take these actions, a number of their obligations relating to the debt securities or the guarantees, as the case may be, will remain. These include the following obligations:

•	to register the transfer and exchange of debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Covenant Defeasance

The issuer or the guarantors can be legally released from compliance with certain covenants, including those described under “Restrictive Covenants” and including the related Events of Default if the issuer or the guarantors, as the case may be, take all the steps described above under “Defeasance and Discharge” except that the opinion of counsel does not have to refer to a change in United States Federal income tax laws or a ruling from the United States Internal Revenue Service.

Default and Related Matters

Events of Default

You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

What is an Event of Default? The term event of default means any of the following:

•

Neither the issuer nor either guarantor pays the principal or any premium on a debt security at its maturity and, in the case of technical or administrative difficulties, only if such failure to pay persists for more than three business days.

•	Neither the issuer nor either guarantor pays interest or any additional amounts on a debt security within 30 days of its due date.

•

The issuer or either guarantor remains in breach of a covenant or any other term of the indenture applicable to the debt securities and the guarantees for 60 days after the issuer or the guarantors, as the case may be, receive a notice of default stating the issuer or any guarantor is in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt securities.

•

The issuer’s or either guarantors’ other borrowings in principal amount of at least US$100,000,000 are accelerated by reason of a default and steps are taken to obtain repayment of these borrowings, without such acceleration having been rescinded or annulled within a period of 10 days after the issuer or the guarantors, as the case may be, receive a notice of default from the trustee or holders of 25% of the principal amount of the debt securities.

•	An order is made or a resolution is passed for the issuer’s or either guarantors’ winding up.

•	Either the issuer or either guarantor stops payment of its debts generally.

•	The issuer or either guarantor enters into or makes any arrangement with its creditors generally, including the entering into of some form of moratorium with its creditors generally.

•

A court having jurisdiction in the premises enters a decree or order for relief in respect of the issuer or any guarantor in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or a receiver, administrator, trustee or similar officer is appointed over the whole or substantially the whole of the issuer’s or either guarantor’s assets in Australia or the United Kingdom.

•	The issuer or either guarantor is declared insolvent by a competent judicial authority or admits in writing its inability to pay its debts as they fall due.

•

The issuer or either guarantor shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law, other than a case commenced under an applicable law not pertaining to bankruptcy or insolvency for the purposes of a reorganization where the issuer or the said guarantor, as the case may be, are solvent, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator over the whole or substantially the whole of its or their property in Australia or the United Kingdom, as the case may be, or make any general assignment for the benefit of creditors. (Section 501)

Remedies if an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee may, and at the direction of the holders of 25% in principal amount of the debt securities shall, declare the entire principal amount and any accrued interest of all the debt securities to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the debt securities if the issuer or the guarantors have paid the outstanding amounts, other than amounts due because of the acceleration of maturity, and the issuer or the guarantors have satisfied certain other conditions. (Section 502)

Except in cases of default, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This protection is called an indemnity. (Section 603) If indemnity in form and amount satisfactory to the trustee is provided, the holders of a majority in principal amount of the outstanding debt securities may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing other actions specified under the indenture. (Section 512)

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

•

The holders of 25% in principal amount of all outstanding debt securities must make a written request that the trustee take action because of the default, and must offer indemnity in form and amount satisfactory to the trustee against the cost and other liabilities of taking that action.

•

The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity and the trustee has not received an inconsistent direction from the holders of a majority in principal amount of all outstanding debt securities during that period. (Section 507)

However, such limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of or interest on a debt security on or after the respective due dates. (Section 508)

We recommend that street name and other indirect holders consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

The issuer or the guarantors will furnish to the trustee every year a written statement of certain of the issuer’s or the guarantors’ officers certifying that, to their knowledge, the issuer and the guarantors are in compliance with the indenture and the debt securities, or else specifying any default. In addition, the issuer shall deliver notice to the trustee if any officer of the issuer or the guarantor has knowledge of any default. (Section 1005)

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the debt securities offered in this offering, create and issue additional debt securities having the same terms as and ranking equally and ratably with the debt securities offered in this offering in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such additional debt securities or except for the first payment of interest following the issue date of such additional debt securities), so that such additional debt securities shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, those debt securities.

Regarding the Trustee

Several members of the BHP Billiton Group maintain banking relations with the trustee, or affiliates of the trustee, in the ordinary course of their business.

If an event of default occurs, or an event occurs that would be an event of default if the requirements for giving default notice or the default having to exist for a specific period of time were disregarded, the trustee may be considered to have a conflicting interest with respect to the debt securities for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign as trustee under the applicable indenture and the issuer or the guarantors would be required to appoint a successor trustee.

Governing Law

The indenture is, and the debt securities and guarantees will be, governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

Consent to Service of Process

The indenture provides that the issuer and each guarantor have severally appointed CT Corporation as its authorized agent for service of process in any legal action or proceeding arising out of or relating to the indenture or the debt securities offered under the indenture brought in any federal or state court in the Borough of Manhattan, City of New York, New York, and the issuer and each guarantor will irrevocably submit to the non-exclusive jurisdiction of such courts in any such legal action or proceeding.

CLEARANCE AND SETTLEMENT

Debt securities that BHP Billiton Finance (USA) issues may be held through one or more international and domestic clearing systems. The principal clearing systems we will use are the book-entry systems operated by DTC in the United States, Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) in Luxembourg and Euroclear in Brussels, Belgium. These systems have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Where payments for debt securities BHP Billiton Finance (USA) issues in global form will be made in United States dollars, these procedures can be used for cross-market transfers and the securities will be cleared and settled on a delivery against payment basis.

Cross-market transfers of debt securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities. Investors in debt securities that are issued outside of the United States, its territories and possessions must initially hold their interests through Euroclear, Clearstream, Luxembourg or the clearance system that is described in the applicable prospectus supplement.

The policies of DTC, Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. This is also true for any other clearance system that may be named in a prospectus supplement.

We have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants or accountholders. We have no responsibility for any aspect of the records kept by DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants or accountholders. We also do not supervise these systems in any way. This is also true for any other clearing system indicated in a prospectus supplement.

DTC, Clearstream, Luxembourg, Euroclear and their participants and accountholders perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

The Clearing Systems

DTC

DTC has advised us as follows:

•	DTC is:

•	a limited purpose trust company organized under the New York State Banking Law;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

•

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

•

Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

•	Indirect access to the DTC system is also available to other such banks, brokers, dealers and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

•	Persons who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

Clearstream, Luxembourg

Clearstream, Luxembourg has advised us as follows:

•

Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier).

•

Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its customers. This eliminates the need for physical movement of certificates.

•

Clearstream, Luxembourg provides other services to its accountholders, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities. It interfaces with the domestic markets in several countries.

•

Clearstream, Luxembourg customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks.

•

Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers such as banks, brokers, dealers and trust companies.

Euroclear

Euroclear has advised us as follows:

•

Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgium Banking and Finance Commission (Commission Bancaire et Financier) and The National Bank of Belgium (Banque Nationale de Belgique).

•

Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment. This eliminates the need for physical movement of certificates.

•	Euroclear provides other services to its customers, including lending and borrowing of securities. It interfaces with the domestic markets of several countries.

•

Euroclear customers include banks, including central banks, securities brokers and dealers, trust companies and clearing corporations and may include certain other professional financial intermediaries.

•	Indirect access to the Euroclear system is also available to others that clear through Euroclear participants or that have relationships with Euroclear accountholders.

•	All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

•

The Euroclear Operator is the Belgian branch of a New York banking corporation, which is a member bank of the Federal Reserve System, As a member of this system, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department.

Other Clearing Systems

We may choose any other clearing system for a particular series of debt securities. The clearance and settlement procedures for the clearing system we choose will be described in the applicable prospectus supplement.

Primary Distribution

The distribution of the debt securities will be cleared through one or more of the clearing systems that we have described above or any other clearing system that is specified in the applicable prospectus supplement. Payment for debt securities will be made on a delivery versus payment or free delivery basis. These payment procedures will be more fully described in the applicable prospectus supplement.

Clearance and settlement procedures may vary from one series of debt securities to another according to the currency that is chosen for the specific series of debt securities. Customary clearance and settlement procedures are described below.

We will submit applications to the relevant system or systems for the debt securities to be accepted for clearance. The clearance numbers that are applicable to each clearance system will be specified in the prospectus supplement.

Clearance and Settlement Procedures—DTC

DTC participants that hold debt securities through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System.

Debt securities will be credited to the securities custody accounts of these DTC participants against payment in same-day funds, for payments in United States dollars, on the settlement date. For payments in a currency other than United States dollars, securities will be credited free of payment on the settlement date.

Clearance and Settlement Procedures—Euroclear and Clearstream, Luxembourg

We understand that investors that hold their debt securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures that are applicable to conventional Eurobonds in registered form or such other procedures as are applicable for other securities.

Debt securities will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg accountholders on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

Secondary Market Trading

Trading between DTC Participants

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System for debt securities.

If payment is made in United States dollars, settlement will be in same-day funds. If payment is made in a currency other than United States dollars, settlement will be free of payment. If payment is made other than in United States dollars, separate payment arrangements outside of the DTC system must be made between the DTC participants involved.

Trading between Euroclear and/or Clearstream, Luxembourg Accountholders

We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg accountholders will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. Secondary market trading will be settled using procedures applicable to conventional Eurobonds in registered form.

Trading between DTC and Euroclear or Clearstream, Luxembourg

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream, Luxembourg participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositary; however, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in the system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream, Luxembourg.

Special Timing Considerations

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the debt securities through Clearstream, Luxembourg and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States. United States investors who wish to transfer their interests in debt securities, or to receive or make a payment or delivery of debt securities, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

MATERIAL TAX CONSEQUENCES

The following statements with respect to taxation do not take into account all the specific circumstances that may be relevant to a particular holder and are based on advice we have received. We urge you to consult your own tax advisors concerning the consequences, in your particular circumstances, under Australian, United Kingdom and United States federal, state and local tax laws, and the laws of any other relevant taxing jurisdiction, of the ownership of the debt securities.

Australian Taxation

The following describes the principal Australian tax consequences generally applicable to a holder who is a resident of the United States and not a resident of Australia for Australian tax purposes. The principal Australian tax consequences summarized in this section reflect the current provisions of the Australian Income Tax Assessment Act 1936, the Australian Income Tax Assessment Act 1997 and the Taxation Administration Act 1953, and is the opinion of Allens Arthur Robinson, Australian taxation legal counsel to the issuer.

The following summary is not exhaustive of all possible Australian income tax considerations that could apply to particular holders. These considerations may vary according to the holder’s individual circumstances.

Payments of Principal, Premium and Interest

Under existing Australian income tax law, non-resident holders of the debt securities or interests in any global security, other than persons holding such securities or interests as part of a business carried on at or through a permanent establishment in Australia (an “Australian Establishment”), are not subject to Australian income tax on payments of interest or amounts in the nature of interest, other than interest withholding tax (currently 10%) on interest or amounts in the nature of interest paid on the debt securities.

As described below, a general exemption from interest withholding tax applies provided certain conditions in Section 128F of the Australian Income Tax Assessment Act (the “Australian Tax Act”) are met. The issuer expects that these will be met and, if they are met, payments of interest to non-residents would not be subject to interest withholding tax. Pursuant to Section 128F of the Australian Tax Act an exemption from Australian interest withholding tax applies provided the following conditions are met:

•	The issuer is a resident of Australia when the debt securities are issued and when “interest”, as defined in Section 128A(1AB), is paid.

•

The debt securities are issued in a manner that satisfies the “public offer test” of Section 128F under the Australian Tax Act, or the debt securities are “global bonds” as defined by Section 128F(10). Section 128F(10)(e) effectively requires the debt securities to satisfy the public offer test in order to be “global bonds”. These tests are discussed in more detail below.

•

The issuer does not know, or have reasonable grounds to suspect, at the time of issue that the debt securities or an interest in them is being, or would later be, acquired, directly or indirectly, by one of its “associates” (as defined in Section 128F(9) of the Australian Tax Act). However, a specific exclusion will allow the debt securities to be issued to associates in the following cases without the loss of the exemption:

•	a non-resident associate acquires the debt securities in carrying on a business at or through a permanent establishment of the associate in Australia;

•	a resident associate acquires the debt securities but not in carrying on a business at or through a permanent establishment outside Australia;

•	the debt securities are acquired by an associate in the capacity of a clearing house, custodian, funds manager or responsible entity of an Australian registered scheme; or

•	the debt securities are acquired by an associate in the capacity of a dealer, manager or underwriter in relation to the placement of the debt securities.

•

At the time of the payment of interest on the debt securities, the issuer does not know nor does the issuer have reasonable grounds to suspect that the payee is its “associate”. However, a specific exclusion allows the payment of interest to an associate in the following cases without the loss of the exemption:

•	to a non-resident associate who receives the interest in carrying on business in Australia at or through a permanent establishment;

•	to a resident associate who does not receive the interest in connection with a business carried on at or through a permanent establishment outside Australia; or

•	to an associate who receives the interest in the capacity of a clearing house, paying agent, custodian, funds manager or responsible entity of an Australian registered scheme.

In order to be a global bond, the following conditions must be satisfied:

•	the debt securities must describe themselves as global bonds or global notes;

•	the debt securities must be issued to a clearing house, or to a person as trustee for one or more clearing houses;

•	in connection with the issue, the clearing houses must confer rights in relation to the debenture on other persons and record the existence of those rights;

•	it must be announced before the issue of the debt securities that such rights will be able to be created;

•	the public offer test must be satisfied in relation to the rights mentioned in the preceding bullet points; and

•

it must be possible for interests in the debt securities to be surrendered in exchange for other debentures issued by the same issuer that are not global bonds. It does not matter if this could only happen in special circumstances.

There are five principal methods of satisfying the public offer test. In summary, the five principal methods are:

•	offers of the relevant debt securities to 10 or more professional financiers, investors or dealers who are not associates of each other;

•	offers of the relevant debt securities to 100 or more potential investors;

•	offers of the relevant debt securities which are listed on a stock exchange;

•	offers of the relevant debt securities via publicly available financial markets dealing information; and

•	offers of the relevant debt securities to dealers, managers or underwriters who offer to sell the debt securities within 30 days by one of the preceding methods.

The issuer intends to offer and sell debt securities in a manner that will satisfy the requirements of Section 128F of the Australian Tax Act.

If the issuer fails to pay interest on the debt securities, BHP Billiton Limited may make payments to the holders of debt securities under the guarantee. Whether such payments would be interest for withholding tax purposes is not clear. The Australian Taxation Office’s view, as reflected in Taxation Determination TD 1999/26, is that such payments under the guarantee would be interest for withholding tax purposes. However, that Determination also states that guarantee payments would be treated as exempt from withholding tax under Section 128F if the requirements of that section are satisfied in relation to interest payable on the debt securities.

Therefore, if the requirements of Section 128F as described above are satisfied in relation to interest payable on the debt securities, interest withholding tax should not be payable in relation to guarantee payments made by BHP Billiton Limited.

Section 128F applies to interest paid on debentures and other instruments classified as debt interests for the purposes of the Australian Tax Act. When enacted, amendments contained in the Tax Laws Amendment (2006 Measures No. 7) Bill 2006, which is currently before the Australian Federal Parliament, will provide that in relation to debt interests that are not debentures Section 128F will apply only to certain shares that are treated as debt interests and to other debt interests to be specified in regulations. In relation to debentures, the amendments will provide for regulations to specify that certain interest payments will not be exempt from withholding tax under Section 128F. The explanatory material in relation to the amendments states that the regulation making power is not intended to be used to upset current market practice, but rather is intended as a mechanism to ensure that the exemption is not extended to interest paid on instruments that have not traditionally been treated as debentures for Section 128F purposes. Instruments which have been treated as debentures for Section 128F purposes include debenture stock, bonds, notes and other securities, and promissory notes and bills of exchange.

As set out in more detail in the section entitled “Description of Debt Securities—Payment of Additional Amounts”, if the issuer should at any time be compelled by law to deduct or withhold an amount in respect of any taxes, the issuer may be required, subject to the exceptions described in that section, to pay such additional amounts as may be necessary in order to ensure that the net amounts you receive in respect of the debt securities after such deductions or withholding will equal the respective amounts that would have been receivable had no such deduction or withholding been required. If this occurs, the issuer may have the right to redeem the debt securities.

Subject to the following, where a holder who is a United States resident makes a profit on redemption of a debt security which is treated as income for Australian tax purposes, the profit would not be subject to Australian income tax if the debt security is not held as part of an Australian Establishment, if the holder is an enterprise within the meaning of the Double Tax Agreement between Australia and the United States (the “DTA”) and if the holder is entitled to the benefits accorded by the DTA. The profits would be of an income nature if they were derived as part of an investment or trading business or if the debt securities are “traditional securities” under the Australian Tax Act (i.e., if there is no issue discount or deferred return, or if there is such a discount or return but it is de minimis). If the debt securities are acquired as part of any investment or trading business, or for the purpose of deriving a profit on sale or redemption, the holder should constitute an enterprise for the purposes of the treaty. If the profits on redemption were of a capital nature, no Australian tax should be payable on those profits unless the debt securities were held in connection with an Australian Establishment. The profits should be of a capital nature if the debt securities were not traditional securities and were held for the purposes of long-term investment. However, to the extent that any profit or redemption is treated as interest, or in the nature of interest, Australian withholding tax would apply. Discount on the issue of debt securities would, for example, be treated as interest derived by the holder on redemption of the debt securities. The withholding tax exemption provided by Section 128F (see above) would apply to such interest if, as expected by the issuer, the requirements of that section will be satisfied.

Profits on Sale to Third Parties

Under existing Australian law, non-resident holders of debt securities will not be subject to Australian income tax on profits derived from the sale or disposal of the debt securities (other than by redemption), provided that the profits do not have an Australian source and the debt securities are not held as part of a business carried on at or through an Australian Establishment. The source of any profit on the disposal of the debt securities will ordinarily depend on the factual circumstances of the actual disposal. Where the debt securities are acquired and disposed of pursuant to contractual arrangements entered into and concluded outside Australia, and the seller and the purchaser are non-residents of Australia and do not have permanent establishments in Australia, the profit should not have an Australian source. Even if the profits did have an Australian source, the DTA would prevent

Australia from imposing income tax if the seller is entitled to benefits under the DTA, the debt security is not held in connection with an Australian Establishment and the seller is an enterprise within the meaning of the DTA.

There are specific rules that can apply to treat a portion of the sales price of debt securities as interest for withholding tax purposes. These rules apply when debt securities originally issued at a discount or with maturity premium, or which do not pay interest at least annually are sold to:

•	an Australian resident that does not acquire the debt securities in the course of carrying on a trade or business through a permanent establishment outside Australia; or

•	a non-resident of Australia who acquires the debt securities as part of an Australian Establishment.

The portion of any sales price of the debt securities that was treated as interest under these rules would be covered by the exemption contained in Section 128F of the Australian Tax Act.

Other Australian Taxes

No ad valorem stamp, issue, registration or similar taxes are payable in Australia in connection with the issue of the debt securities. Furthermore, a transfer of or agreement to transfer debt securities, executed outside of Australia, will not be subject to Australian stamp duty.

The Commissioner of Taxation of the Commonwealth of Australia may give a direction under Section 218 or Section 255 of the Australian Tax Act or Section 260-5 of the Taxation Administration Act of 1953 requiring the issuer to deduct from any payment to any other party (including any holder of debt securities) any amount in respect of income tax payable by that other party in respect of the other party ‘s other Australian sourced income or sales.

Section 12-140 of the Taxation Administration Act 1953 of Australia will impose a type of withholding tax at the rate of (currently) 48.5% on the payment of interest on certain securities unless the relevant investor has quoted a tax file number, in certain circumstances an Australian Business Number (“ABN”) or proof of some other exception. Assuming that the debt securities will at all material times be in registered form and the requirements of Section 128F of the Australian Tax Act are satisfied with respect to debt securities, this rule should not apply to payments to a holder of debt securities who is not a resident of Australia for tax purposes and who does not hold debt securities in connection with a business carried on through an Australian Establishment. Withholdings may be made from payments to holders of debt securities who are residents of Australia who do not quote a tax file number or an ABN, or provide proof of an appropriate exemption.

Neither the issue of the debt securities nor the payment of principal, premium (if any) and interest by the issuer in respect of the debt securities would give rise to a liability for goods and services tax in Australia.

United States Federal Income Taxation

This section is a discussion of the material United States federal income tax considerations for initial purchasers of debt securities who are “U.S. Holders” (as defined below) and who purchase the debt securities at the price set forth on the cover of the relevant prospectus supplement and who will hold the debt securities as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not describe all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as the debt securities held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships and their partners, non-U.S. Holders and tax-exempt organizations (including private foundations)) or to persons that will hold the debt securities as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. In addition, this discussion does not discuss any state, local, or non-United States tax considerations. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of the purchase, ownership, and disposition of the debt securities.

For the purposes of this discussion, a “U.S. Holder” is a beneficial owner of a debt security that is, for United States federal income tax purposes:

(i) an individual who is a citizen or resident of the United States,

(ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes, created in, or organized under the law of, the United States or any State or political subdivision thereof,

(iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or

(iv) a trust,

(A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or

(B) that has otherwise elected to be treated as a United States person.

Payments of Interest

Interest payable on the debt securities will be taxable to a U.S. Holder as ordinary income when received or accrued in accordance with the U.S. Holder’s method of tax accounting and will constitute foreign source income for United States federal income tax purposes. If any non-United States taxes are withheld in respect of any payments on the debt securities, a U.S. Holder may elect to claim either a deduction or, subject to certain complex limitations, a foreign tax credit for United States federal income tax purposes. If a U.S. Holder elects to claim a foreign tax credit, rather than a deduction, for a particular tax year, such election will apply to all foreign taxes paid by the U.S. Holder in the particular year.

Sale, Redemption, or Retirement of Debt Securities

A U.S. Holder will generally recognize United States source capital gain or loss upon the sale, redemption, retirement, or other disposition of the debt securities in an amount equal to the difference between the amount realized from such disposition, other than any amount attributable to accrued but unpaid interest, and the U.S. Holder’s tax basis in the debt securities. Any such gain or loss will generally be long-term if the debt securities have been held for more than one year. The deductibility of a capital loss is subject to limitations.

United Kingdom Taxation

The following statements on UK taxation are based on current UK law and HM Revenue and Customs’ (“HMRC”) published practice. The statements relate only to the incidence of UK withholding tax and the incidence of UK tax by direct assessment on payments of interest made by BHP Billiton Plc under the terms of its guarantee. Such UK law and published practice may change, possibly with retrospective effect, with the result that the UK tax position is different from that described below. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. They relate only to the position of persons who are the absolute beneficial owners of the debt securities and may not apply to certain classes of persons such as dealers, certain professional investors or persons connected with the issuer or guarantor. We recommend that any holders or prospective holders who are in doubt as to their own tax position consult their professional advisers.

Although the position is not clear, we have been advised that, based on a consideration of the reported cases, that any payments of interest made by BHP Billiton Plc under its guarantee, while the debt securities are not listed on a recognized stock exchange and therefore are not “quoted eurobonds”, may be treated as interest subject to United Kingdom withholding tax (currently at 20%). This depends on whether the payments in respect of interest paid by BHP Billiton Plc as the guarantor have the character of interest and if so whether the interest would be regarded as having a UK source. If a payment by BHP Billiton Plc under the guarantee is made to a holder of a debt security and is subject to withholding tax, BHP Billiton Plc would be required under the Indenture to pay additional amounts to the holder with respect to that withholding in the circumstances more particularly described and subject to the exceptions set forth under the caption “Description of Debt Securities That We May Offer—Payment of Additional Amounts”. In particular (but without limitation to the generality of the foregoing) if the withholding could have been avoided by the holder making a declaration or providing certain information but the holder fails to do so or if the withholding is made pursuant to the European Savings Directive it will be noted that no additional amount need be paid. The holder should also note that our right to redeem the debt securities more particularly described under the caption “Description of Debt Securities That We May Offer—Optional Tax Redemption” would not apply as a result of BHP Billiton Plc becoming obliged to pay such additional amounts, subject to exceptions described under that caption and notably an exception if the additional amount becomes payable as a result of a change in, execution of or amendment to, a law or treaty, or a change in the official application or interpretation of a law or treaty affecting its obligation to pay such additional amounts.

Where payment is made by BHP Billiton Plc under the guarantee in respect of interest, the amount payable may be chargeable to United Kingdom tax by direct assessment against a holder of a debt security. Interest should not be assessed to United Kingdom tax in the hands of holders of the debt securities who are not resident in the United Kingdom, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom permanent establishment, branch or agency in connection with which the interest is received or to which the debt securities are attributable, in which case tax may be levied on the United Kingdom permanent establishment, branch or agency. Holders should note that the provisions relating to additional amounts referred to in the section entitled “Description of Debt Securities That We May Offer—Payment of Additional Amounts” would not apply if the HMRC sought to assess directly the person entitled to the relevant interest to United Kingdom tax.

European Union Savings Directive

We have been advised that the Council of the European Union has adopted a Directive regarding the taxation of savings income (European Council Directive 2003/48/EC, the “Directive”). Under the Directive, Member States are required to provide to the tax authorities of another Member State information regarding payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State. However, Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to those payments, the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries. A number of non-EU countries and territories have agreed to adopt similar measures (some of which involve a withholding system). Holders should consult their tax advisors regarding the implications of the Directive in their particular circumstances.

PLAN OF DISTRIBUTION

We may sell any series of debt securities being offered hereby in one or more of the following ways from time to time:

•	to underwriters for resale to the public or to institutional investors; or

•	directly or through agents to other purchasers.

An accompanying prospectus supplement will set forth the terms of the offering of the debt securities, including:

•	the name or names of any underwriters or agents involved in the sale of the debt securities;

•	the purchase price of such securities and the proceeds to be received by us;

•	the initial public offering price of such securities;

•	the principal amounts, if any, to be purchased by underwriters;

•	the compensation, if any, of such underwriters or agents; and

•	any exchange on which the securities will be listed.

If we use underwriters for the sale of debt securities, the underwriters may acquire the securities for their own account and may resell the debt securities from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of the sale; or

•	at prices related to prevailing market prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions. The underwriters will be obligated to purchase all of such securities, if any are purchased.

Any underwriters to whom debt securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obliged to do so and may discontinue any market making at any time without notice. The debt securities may or may not be listed on a national securities exchange. Securities offered by a prospectus supplement will be a new issue of securities and will have no established trading market.

Underwriters and agents may be entitled under agreements entered into with us to indemnification by us under the Securities Act of 1933, or to contribution with respect to payments that the underwriters or agents may be required to make.

Underwriters and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of business.

LEGAL MATTERS

The validity of the debt securities and guarantees will be passed upon for the BHP Billiton Group by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York as to certain matters of New York law. The validity of the debt securities and guarantees will be passed upon for the BHP Billiton Group by Anthony Austin and Jeremy Thomas, internal legal counsel to the BHP Billiton Group, as to certain matters of Australian and English law, respectively.

The underwriters will be represented by Jones Day, Sydney, Australia, as to certain matters of New York law.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The BHP Billiton Group’s audited financial statements at June 30, 2006 and 2005, and for each of the two years in the two year period ended June 30, 2006 incorporated by reference herein and in the registration statement have been so included in reliance on the report by KPMG Audit Plc, independent registered public accounting firm, United Kingdom, and KPMG, independent registered public accounting firm, Australia, incorporated by reference herein, and upon the authority of such firms as experts in accounting and auditing.

With respect to the unaudited interim financial information as of and for the six months ended December 31, 2006 and 2005 incorporated by reference herein, the independent registered public accounting firms have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the BHP Billiton Group’s report furnished on Form 6-K on March 12, 2007 and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “1933 Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the 1933 Act.

EXPENSES

The following are the expenses estimated to be incurred by us in connection with the preparation and filing of this registration statement.

Printing and engraving expenses	US$	100,000

Legal fees and expenses		140,000

Accounting fees and expenses		60,000

Trustee’s fees and expenses		40,000

Total	US$	340,000	[1]

[1]

In reliance on Rules 456(b) and 457(r) under the Securities Act, payment of any registration fees owing to the SEC relating to the registration of securities under the registration statement of which this prospectus forms a part will be deferred, except for US$194,205 that has already been paid with respect to US$300,000,000 aggregate initial offering price of securities that were previously registered pursuant to the Registration Statement on Form F-3 (No. 333-128770) initially filed on October 3, 2005, but that were not sold thereunder. In accordance with Rule 457(p) under the Securities Act of 1933, as amended, the unused amount of the registration fee paid with respect to Registration Statement on Form F-3 (No. 333-128770) shall be applied to pay the first US$194,205 of the registration fee that will be payable with respect to this registration statement.